                                               FILED PURSUANT TO RULE 424 (B)(2)
                                                   REGISTRATION NUMBER 333-83941

          Prospectus Supplement to Prospectus dated October 19, 1999.
                                3,000,000 Shares
                            SLM HOLDING CORPORATION
               6.97% Cumulative Redeemable Preferred Stock, Series A
                   (Liquidation Preference $50.00 per share)

                               -----------------

    Dividends on the Preferred Stock will be cumulative from November 16, 1999, and will be payable quarterly on the last day of January, April, July and October of each year, commencing January 31, 2000. The dividend rate is 6.97% per annum, which is equivalent to $3.485 per annum per share. If Congress enacts certain adverse changes to the dividends-received deduction before May 16, 2001, the dividend amount will be adjusted according to the formula set forth in the prospectus.

    On or after November 16, 2009, SLM Holding Corporation has the option to redeem all or a portion of the shares of Preferred Stock at the redemption prices set forth in the prospectus.

    SLM Holding Corporation intends to list the Preferred Stock on the New York Stock Exchange under the symbol "SLM PrA".

                               -----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                                                              Per Share        Total
                                                              ---------        -----
Initial public offering price...............................   $  50.00    $150,000,000
Underwriting discount.......................................   $   1.00    $  3,000,000
Proceeds, before expenses, to SLM Holding Corporation.......   $  49.00    $147,000,000

    To the extent that the underwriters sell more than 3,000,000 shares of Preferred Stock, the underwriters have the option to purchase up to an additional 450,000 shares from SLM Holding Corporation at the initial public offering price less the underwriting discount plus accrued dividends, if any.

    The initial public offering price set forth above does not include accrued dividends, if any. Dividends on the Preferred Stock will accrue from November 16, 1999 and must be paid by the purchaser if the Preferred Stock is delivered after November 16, 1999.

                               -----------------

    The underwriters expect to deliver the shares against payment in New York, New York on November 16, 1999.

GOLDMAN, SACHS & CO.

             SALOMON SMITH BARNEY

                          CIBC WORLD MARKETS

                                       PRUDENTIAL SECURITIES

                               -----------------

                 Prospectus Supplement dated November 10, 1999.

    In this Prospectus Supplement, the words "Company", "we", "our", and "us" refer to SLM Holding Corporation, a Delaware corporation, unless otherwise stated or unless the context otherwise requires.

    OBLIGATIONS OF SLM HOLDING CORPORATION AND ANY SUBSIDIARY OF SLM HOLDING CORPORATION ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER SLM HOLDING CORPORATION NOR ANY SUBSIDIARY OF SLM HOLDING CORPORATION IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN THE STUDENT LOAN MARKETING ASSOCIATION) OR AN INSTRUMENTALITY OF THE UNITED STATES.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc. (located at 20 Broad Street, New York, New York 10005), or at our web site at http://www.salliemae.com. We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This registration statement contains additional information about us and our securities. You can inspect the registration statement and exhibits without charge at the SEC's office in Washington, D.C. (located at 450 Fifth Street, N.W.), and you may obtain copies from the SEC at prescribed rates. The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this Prospectus Supplement, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

- our annual report on Form 10-K for the fiscal year ended December 31, 1998, which we filed on March 29, 1999 (File Number 1-13251);

- our quarterly report on Form 10-Q for the quarterly period ended March 31, 1999, which we filed on May 14, 1999 (File Number 1-13251);

- our quarterly report on Form 10-Q for the quarterly period ended June 30, 1999, which we filed on August 16, 1999 (File Number 1-13251);

- our current report on Form 8-K, which we filed on June 3, 1999;

- our Registration Statement on Form 8-A, which we filed on November 10, 1999;
  and

- all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and before we sell all of the securities offered by this Prospectus Supplement.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Corporate Secretary
                            SLM Holding Corporation
                             11600 Sallie Mae Drive
                                Reston, VA 20193
                                 (703) 810-3000

    You should rely only on the information incorporated by reference or provided in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the applicable document.

                            ------------------------

    Dividends paid on the Preferred Stock have no exemption under federal law from federal, state or local taxation.

                                OFFERING SUMMARY

ISSUER.......................................  SLM Holding Corporation

SECURITY OFFERED.............................  3,000,000 shares of 6.97% Cumulative
                                               Redeemable Preferred Stock, Series A (the
                                               "Preferred Stock"). We may sell up to 450,000
                                               additional shares of Preferred Stock to the
                                               underwriters to cover over-allotments, if
                                               any.

MATURITY.....................................  The Preferred Stock does not have any maturity date nor are we required to redeem
                                               the Preferred Stock. Accordingly, the
                                               Preferred Stock will remain outstanding
                                               unless we decide to redeem it. In addition,
                                               we are not required to set aside funds to
                                               redeem the Preferred Stock.

DIVIDENDS:

  RATE.......................................  Investors will be entitled to receive cumulative cash dividends on the Preferred
                                               Stock at a rate of 6.97% per annum of the
                                               $50.00 per share liquidation preference
                                               (equivalent to $3.485 per annum per share).

                                               Dividends will accrue from the date of
                                               original issuance, which is expected to be
                                               November 16, 1999.

  FREQUENCY..................................  Quarterly in arrears, when, as and if declared by the Board of Directors.

  PAYMENT DATES..............................  January 31, April 30, July 31 and October 31
                                               of each year, beginning January 31, 2000.

  DRD PROTECTION.............................  If, prior to May 16, 2001, Congress enacts amendments to the Internal Revenue Code of
                                               1986, as amended, that reduce the percentage
                                               of the dividends-received deduction below
                                               70%, the amount of dividends payable on
                                               Preferred Stock will be adjusted to offset
                                               the effect of that reduction. However, we
                                               will make no adjustment to the extent that
                                               the percentage of the dividends-received
                                               deduction is reduced below 50%.

RANKING......................................  The Preferred Stock will rank, both as to dividends and upon liquidation, dissolution
                                               or winding up, over our common stock (and any
                                               other stock junior to the Preferred Stock).

OPTIONAL REDEMPTION..........................  Beginning November 16, 2009, we will have the option to redeem the Preferred Stock at any
                                               time, in whole or in part, at the redemption
                                               price of $50 per share plus accrued and
                                               unpaid dividends to the redemption date.

LIQUIDATION RIGHTS...........................  If we are dissolved, liquidated or wound up, holders of the Preferred Stock will be
                                               entitled to receive out of any assets
                                               available for distribution to stockholders,
                                               up to $50 per share plus accrued and unpaid
                                               dividends to, but not including, the
                                               liquidation payment date. Payment of this
                                               liquidation preference must be made before
                                               any payment is made to the holders of our
                                               common stock with respect to the distribution
                                               of assets upon our dissolution, winding up or
                                               liquidation.

PREFERRED STOCK BOARD COMMITTEE..............  Our board of directors will appoint a committee of the board of directors to
                                               monitor payment of dividends on the Preferred
                                               Stock. The committee will include at least
                                               three persons, each of whom is an independent
                                               director.

VOTING AND BOARD OBSERVER RIGHTS.............  None, except with respect to certain changes in the terms of the Preferred Stock. Also, if
                                               we do not pay dividends on the Preferred
                                               Stock for four or more quarterly dividend
                                               periods (whether or not consecutive), the
                                               holders of the Preferred Stock, voting as a
                                               class with the holders of any other class or
                                               series of our capital stock which has similar
                                               voting rights, will be entitled to vote for
                                               the election of two board observers to attend
                                               and participate in meetings of our board of
                                               directors until we pay all dividends that we
                                               owe on the Preferred Stock.

PREEMPTIVE AND CONVERSION RIGHTS.............  None.

USE OF PROCEEDS..............................  For general corporate purposes.

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND
  REGISTRAR..................................  The Bank of New York, New York, New York.

NYSE LISTING.................................  We intend to list the Preferred Stock on the
                                               New York Stock Exchange (the "NYSE") under
                                               the symbol "SLM PrA". If so approved, we
                                               expect that trading on the NYSE will commence
                                               30 days after the initial delivery of the
                                               Preferred Stock.

                        SUMMARY SELECTED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
              (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1999
                             AND 1998 IS UNAUDITED)

                                       SIX MONTHS
                                          ENDED                              YEARS ENDED
                                        JUNE 30,                             DECEMBER 31,
                                   -------------------   ----------------------------------------------------
                                     1999       1998       1998       1997       1996       1995       1994
                                   --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Net interest income..............  $   330    $   341    $   651    $   781    $   894    $   908    $   982
Net income.......................      237        283        501        508        409        356        410
Basic earnings per share.........     1.46       1.67       2.99       2.80       2.10       1.51       1.47
Diluted earnings per share.......     1.44       1.64       2.95       2.78       2.09       1.51       1.47
Dividends per share..............      .30        .28        .57        .52        .47        .43        .41
Return on stockholders' equity...       75%        94%        81%        65%        50%        29%        28%
Net interest margin..............     1.89       1.94       1.93       1.80       1.96       1.85       2.14
Return on assets.................     1.30       1.53       1.41       1.12        .86        .69        .85
Dividend payout ratio............       21         17         19         19         22         29         28
Average equity/average assets....     1.65       1.54       1.65       1.64       1.66       2.28       2.96

BALANCE SHEET DATA:
Student loans....................  $31,820    $25,506    $28,283    $29,443    $33,696    $34,285    $30,571
Total assets.....................   39,859     35,163     37,210     39,832     47,572     49,951     53,161
Total borrowings.................   37,959     33,231     35,399     37,717     45,124     47,530     50,335
Stockholders' equity.............      659        630        654        675        834        867      1,388
Book value per share.............     4.10       3.76       3.98       3.89       4.44       4.29       5.39

OTHER DATA:
Securitized student loans
  outstanding....................  $17,567    $18,984    $17,909    $14,104    $ 6,263    $   954    $    --
Total managed assets.............   57,426     54,147     55,119     53,936     53,835     50,905     53,161
Percentage of student loans
  insured by government..........       95         94         94         95         97         98         97

                                  THE COMPANY

    We are the largest non-governmental source of financing and servicing support for higher education loans for students and their parents in the United States. We provide a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders, students and guarantee agencies. We are organized as a holding company and we presently conduct a majority of our business through two wholly owned subsidiaries: Student Loan Marketing Association, a government-sponsored enterprise or GSE, and Sallie Mae Servicing Corporation. These and our other principal subsidiaries are shown below:

                                     [LOGO]

    We were formed in 1997 in connection with the reorganization of the GSE under the Student Loan Marketing Association Reorganization Act of 1996 (the "Privatization Act"). The Privatization Act requires the GSE to transfer its business to the holding company and dissolve on or before September 30, 2008.

    The GSE was chartered by an act of Congress in 1972 to enhance access to education by providing a national secondary market and financing for guaranteed student loans. As of September 30, 1999, our managed portfolio of student loans totaled $53.7 billion (including loans owned and securitized). We also had commitments to purchase $17.8 billion of student loans as of September 30, 1999.

    Although we are primarily a secondary market purchaser and servicer of student loans, we recently began to originate loans. We serve a diverse range of clients, including approximately 5,000 financial and educational institutions and state agencies.

    Most of the loans we purchase are originated under the Federal Family Education Loan Program (the "FFELP"). These loans, Stafford and PLUS loans, are insured by state-related or non-profit guarantee agencies and are reinsured by the Department of Education. Stafford and PLUS loans disbursed prior to October 1, 1993 are 100% insured and loans disbursed after October 1, 1993 are 98% insured. Neither the Privatization Act nor the dissolution of the GSE will affect the insurance coverage on these loans. We also purchase loans originated under the Health Education Assistance Loan program that are insured directly by the U.S. Department of Health and Human Services.

    We purchase loans primarily through commitment contracts, but we also make spot portfolio purchases. In conjunction with the commitment contracts, we frequently provide selling institutions with operational support in the form of an automated loan administration system for the lender's use at its offices before loan sale (PortSS-Registered Trademark-), or in the form of loan origination and interim servicing provided through one of our loan servicing centers (ExportSS-Registered Trademark-).

    In 1998, we began to originate FFELP loans through our wholly owned subsidiary, SLM Education Loan Corp. In addition, SLM Financial Corp., the Company's recently created consumer loan subsidiary, originated $86 million of education-related and other credit-based loans in the third quarter of 1999. With the acquisition of Nellie Mae Corporation in the third quarter of 1999 and the recent introduction of Laureate-SM-, our new Internet-based student loan delivery system, we expect our originations activity to increase.

    Laureate is designed to provide real-time data linkage among schools, borrowers, lenders and guarantors. With Laureate, a school loan process that previously required multiple sessions over several days now may be completed in one on-line session. In the third quarter of 1999, Laureate processed more than 50,000 student loans on 54 campuses representing nearly $250 million of volume.

    We also offer consolidation loans as well as a private credit line of products for post-secondary, career training, lifelong learning and K-12 education as well as other credit-based consumer loans.

    Through our four regional loan servicing centers, we process student loans for approximately 4.5 million borrowers. As of September 30, 1999, the Company, through Sallie Mae Servicing Corporation, serviced approximately $48.4 billion of loans, including approximately $27.2 billion owned by the GSE, $17.9 billion owned by 13 securitization trusts sponsored by the GSE and $3.2 billion currently owned by ExportSS customers.

    To create customer preferences and compete more effectively in the student loan marketplace, we have developed a comprehensive set of loan programs and services for borrowers, including numerous loan restructuring and repayment options and programs that encourage and reward good repayment habits. The Company's Great Rewards-Registered Trademark- Program provides a 2 percentage point interest rate reduction to Stafford loan borrowers who make the first 48 scheduled monthly payments on time. The Direct Repay-SM- Plan reduces the interest rate by .25 of a percentage point for borrowers who pay electronically.

    We obtain funds for our operations primarily through the issuance of GSE debt although, since 1995, we have diversified our funding sources, independent of the GSE's borrower status, by securitizing a portion of our student loan assets. Securitization is an off-balance sheet funding mechanism that we effect through the sale of portfolios of student loans by the GSE to SLM Funding Corporation, a bankruptcy-remote, limited purpose, wholly owned subsidiary of the GSE, which in turn sells the student loans to an independent owner trust that issues securities to fund the purchase of the student loans. These securities are secured primarily by the student loans and other trust assets and are not an obligation of the GSE or the Company. Since 1995, we have securitized $24.5 billion of student loans.

    Our principal competitors include the Federal Direct Student Loan Program, whose originations represented about one-third of total student loan originations in the 1998-99 academic year, as well as large commercial banks and secondary market agencies.

    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193 and our telephone number is (703) 810-3000.

                              RECENT DEVELOPMENTS

    On October 13, 1999, we reported third-quarter 1999 net income of $121 million, or $.75 per diluted share of common stock, compared to $108 million, or $.64 per diluted share of common stock in the year-ago period. For the nine months ending September 30, 1999, net income was $359 million, or $2.19 per diluted share of common stock, versus $391 million, or $2.29 per diluted share of common stock, for the same period last year.

    Included in the third-quarter 1999 net income was $.01 per diluted share of common stock attributable to a gain on sale of $1 billion of student loans. There were no loans securitized during the year-ago quarter. For the nine months ending September 30, 1999, gains on sales of student loans contributed $.05 to diluted earnings per share of common stock. Gains on sales of student loans added $.44 to diluted earnings per share of common stock for the same nine-month period a year ago.

    We also reported third-quarter 1999 "cash-basis" net income of $125 million, or $.77 per diluted share of common stock, a 13 percent increase over third-quarter 1998 "cash-basis" net income of $115 million, or $.68 per diluted share of common stock. For the nine months ending September 30, 1999, our "cash-basis" net income totaled $367 million, or $2.24 per diluted share of common stock, compared to $332 million, or $1.94 per diluted share of common stock, for the same period last year. This is an increase of 15 percent in "cash-basis" diluted earnings per share of common stock.

    We present "cash-basis" results of operations, which treat securitization transactions as financings, not sales, thereby eliminating gains on such sales. We believe this pro-forma approach assists in better understanding our performance.

    We acquired a record $5.6 billion of student loans in the third quarter 1999, including $2.6 billion from the July acquisition of Nellie Mae Corporation. Acquisitions were $3.5 billion in the previous quarter and $2.0 billion in the year-ago quarter. Over the past 12 months, managed student loans increased 19 percent to $53.7 billion. Our controlled channels of loan originations totaled $1.6 billion, an increase of 6 percent from $1.5 billion in the year-ago quarter.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    Set forth below is Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the three and six months ended June 30, 1999 and 1998. This section should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 1996-1998 presented in the Company's Annual Report on Form 10-K. All dollar amounts are in millions, except per share amounts or as otherwise noted.

                             RESULTS OF OPERATIONS

EARNINGS SUMMARY

    For the three months ended June 30, 1999, the Company's net income was $124 million ($.76 diluted earnings per share of common stock), versus net income of $144 million ($.84 diluted earnings per share of common stock) in the second quarter of 1998. For the six months ended June 30, 1999, the Company earned net income of $237 million ($1.44 diluted earnings per share of common stock) versus $283 million ($1.64 diluted earnings per share of common stock) for the six months ended June 30, 1998.

    During the second quarter of 1999, conditions in the global financial markets improved to a point such that management believed it was economically feasible for the Company to reenter the securitization market. Accordingly, the Company securitized $1.0 billion of student loans and recorded an after-tax securitization gain of $5 million. This was a decrease of $32 million from an after-tax securitization gain of $37 million recorded on the $3.0 billion of student loans securitized in the second quarter of 1998. The decrease in the 1999 second quarter securitization gain as a percentage of loans securitized is mainly due to portfolio characteristics and the higher financing spreads in the 1999 transaction. In the first six months of 1998, the Company securitized
$6.0 billion of student loans and recorded an after-tax securitization gain of $76 million.

    The financial market turbulence in the third quarter of 1998 also increased the funding spreads on the Company's on-balance sheet financings; as a result, the spread earned on the Company's portfolio of student loans has decreased versus the second quarter of 1998. The negative effect of the higher funding spreads was partially offset by lower average 91-day Treasury bill rates in the second quarter of 1999, as a significant portion of the Company's portfolio of managed student loans earned interest at the minimum borrower rate, while their floating rate funding (exclusive of funding spreads) continued to decrease. In the second quarter of 1999, the Company continued to lower operating expenses, which as a percentage of managed student loans, were
 .71 percent versus .85 percent in the second quarter of 1998.

    In addition to reporting results of operations in accordance with generally accepted accounting principles, the Company also presents pro-forma results of operations, which treat securitization transactions as financings rather than sales, thereby eliminating gains on such sales. Management refers to these pro-forma results as "cash basis" earnings and believes that they assist in better understanding the Company's results of operations. The Company's "cash basis" net income was $124 million in the second quarter of 1999 ($.75 diluted earnings per share of common stock) versus $113 million ($.66 diluted earnings per share of common stock) in the second quarter of 1998. The Company's "cash basis" net income was $242 million in the first six months of 1999 ($1.47 diluted earnings per share of common stock) versus $217 million in the first six months of 1998 ($1.26 diluted earnings per share of common stock). "See Pro-forma Statements of Income."

NET INTEREST INCOME

    Net interest income is derived largely from the Company's on-balance sheet portfolio of student loans. The Taxable Equivalent Net Interest Income analysis set forth below is designed to facilitate a comparison of non-taxable asset yields to taxable yields on a similar basis. Additional information regarding the return on the Company's student loan portfolio is set forth below under "Student Loans-Student Loan Spread Analysis."

    Taxable equivalent net interest income for the three months ended June 30, 1999 increased by $6 million while the net interest margin decreased by
 .04 percent versus the three months ended June 30, 1998. The $21 million increase in taxable equivalent net interest income attributable to the change in volumes for the three months ended June 30, 1999 was principally due to the $4.2 billion increase in the average balance of student loans in the second quarter of 1999 versus 1998. The $15 million decrease in taxable equivalent net interest income attributable to the change in rates for the three months ended June 30, 1999 was principally due to the decrease in the student loan spread discussed below. This margin decrease was partially offset by the increased percentage of higher yielding student loans remaining on-balance sheet relative to other earning assets (84 percent in the second quarter of 1999 versus
77 percent in the second quarter of 1998).

    Taxable equivalent net interest income for the six months ended June 30, 1999 versus the six months ended June 30, 1998 decreased by $13 million as the decrease in the net interest margin of .05 percent and the decrease in non student loan interest earning assets of $2.6 billion more than offset the increase of $2.1 billion in the average balance of student loans. The increase in the average balance of student loans is principally due to the Company's acquisition of $6.45 billion of student loans in the first six months of 1999 compared with $3.85 billion in the prior year and to the absence of student loan securitizations from October 1998 through May 1999. The decrease in the net interest margin is principally due to the decrease in the student loan spread discussed below, partially offset by the increased percentage of higher yielding student loans remaining on-balance sheet relative to other earning assets
(83 percent in the first six months of 1999 versus 76 percent in the first six months of 1998).

TAXABLE EQUIVALENT NET INTEREST INCOME

    The amounts in the following table are adjusted for the impact of certain tax-exempt and tax-advantaged investments based on the marginal corporate tax rate of 35 percent.

                                              THREE
                                             MONTHS                                    SIX MONTHS
                                              ENDED               INCREASE                ENDED               INCREASE
                                            JUNE 30,             (DECREASE)             JUNE 30,             (DECREASE)
                                       -------------------   -------------------   -------------------   -------------------
                                         1999       1998        $          %         1999       1998        $          %
                                       --------   --------   --------   --------   --------   --------   --------   --------
Interest income
  Student Loans......................    $571       $536       $ 35         7%      $1,092     $1,105     $ (13)       (1)%
  Warehousing advances...............      18         28        (10)      (34)          40         58       (18)      (31)
  Academic facilities financings.....      19         22         (3)      (12)          38         44        (6)      (13)
  Investments........................      50         77        (27)      (35)         103        168       (65)      (39)
  Taxable equivalent adjustment......       8          8         --       (11)          16         18        (2)      (14)
                                         ----       ----       ----       ---       ------     ------     -----       ---
Total taxable equivalent interest
  income.............................     666        671         (5)       (1)       1,289      1,393      (104)       (7)
Interest expense.....................     485        496        (11)       (2)         943      1,034       (91)       (9)
                                         ----       ----       ----       ---       ------     ------     -----       ---
Taxable equivalent net interest
  income.............................    $181       $175       $  6         3%      $  346     $  359     $ (13)       (4)%
                                         ====       ====       ====       ===       ======     ======     =====       ===

AVERAGE BALANCE SHEETS

    The following table reflects the rates earned on earning assets and paid on liabilities for the three and six months ended June 30, 1999 and 1998.

                                            THREE MONTHS                                   SIX MONTHS
                                           ENDED JUNE 30,                                ENDED JUNE 30,
                             -------------------------------------------   -------------------------------------------
                                     1999                   1998                   1999                   1998
                             --------------------   --------------------   --------------------   --------------------
                              BALANCE      RATE      BALANCE      RATE      BALANCE      RATE      BALANCE      RATE
                             ---------   --------   ---------   --------   ---------   --------   ---------   --------
AVERAGE ASSETS
  Student loans............   $31,868      7.18%     $27,641      7.77%     $30,662      7.18%     $28,563      7.80%
  Warehouse advances.......     1,328      5.56        1,840      6.04        1,446      5.61        1,930      6.08
  Academic facilities
    financings.............     1,165      8.20        1,337      8.19        1,185      8.17        1,366      8.22
  Investments..............     3,383      6.31        4,994      6.44        3,546      6.19        5,503      6.40
                              -------      ----      -------      ----      -------      ----      -------      ----
Total interest earning
  assets...................    37,744      7.08%      35,812      7.51%      36,839      7.06%      37,362      7.52%
                                           ====                   ====                   ====                   ====
Non-interest earning
  assets...................     1,894                  1,950                  2,003                  1,917
                              -------                -------                -------                -------
Total assets...............   $39,638                $37,762                $38,842                $39,279
                              =======                =======                =======                =======
AVERAGE LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Six month floating rate
    notes..................   $ 4,832      5.16%     $ 2,873      5.55%     $ 4,466      5.20%     $ 2,974      5.58%
  Other short-term
    borrowings.............    26,972      5.07       20,416      5.48       25,648      5.05       21,302      5.53
  Long-term notes..........     5,986      5.53       12,434      5.71        6,868      5.45       12,942      5.72
                              -------      ----      -------      ----      -------      ----      -------      ----
Total interest bearing
  liabilities..............    37,790      5.15%      35,723      5.57%      36,982      5.14%      37,218      5.60%
                                           ====                   ====                   ====                   ====
Non-interest bearing
  liabilities..............     1,206                  1,449                  1,220                  1,455
Stockholders' equity.......       642                    590                    640                    606
                              -------                -------                -------                -------
Total liabilities and
  stockholders' equity.....   $39,638                $37,762                $38,842                $39,279
                              =======                =======                =======                =======
Net interest margin........                1.92%                  1.96%                  1.89%                  1.94%
                                           ====                   ====                   ====                   ====

RATE/VOLUME ANALYSIS

    The Rate/Volume Analysis below shows the relative contribution of changes in interest rates and asset volumes.

                                                                                 INCREASE
                                                                                (DECREASE)
                                                                TAXABLE        ATTRIBUTABLE
                                                              EQUIVALENT       TO CHANGE IN
                                                               INCREASE     -------------------
                                                              (DECREASE)      RATE      VOLUME
                                                              -----------   --------   --------
THREE MONTHS ENDED JUNE 30, 1999 VS. THREE MONTHS ENDED JUNE
  30, 1998
Taxable equivalent interest income..........................     $  (5)       $(45)      $40
Interest expense............................................       (11)        (30)       19
                                                                 -----        ----       ---
Taxable equivalent net interest income......................     $   6        $(15)      $21
                                                                 =====        ====       ===
SIX MONTHS ENDED JUNE 30, 1999 VS. SIX MONTHS ENDED JUNE 30,
  1998
Taxable equivalent interest income..........................     $(104)       $(98)      $(6)
Interest expense............................................       (91)        (74)      (17)
                                                                 -----        ----       ---
Taxable equivalent net interest income......................     $ (13)       $(24)      $11
                                                                 =====        ====       ===

STUDENT LOANS

STUDENT LOAN SPREAD ANALYSIS

    The following table analyzes the reported earnings from student loans both on-balance sheet and those off-balance sheet in securitization trusts. The line captioned "Adjusted student loan yields" reflects contractual student-loan yields adjusted for the amortization of premiums paid to purchase loan portfolios and the estimated costs of borrower benefits as required by GAAP. For student loans off-balance sheet, the Company will continue to earn servicing fee revenues over the life of the securitized student loan portfolios. The off-balance sheet information presented in "Securitization Program--Servicing and Securitization Revenue" analyzes the on-going servicing revenue and residual interest earned on the securitized portfolios of student loans. For an analysis of the Company's student loan spread for the entire portfolio of managed student loans on a similar basis to the on-balance sheet analysis see "'Cash Basis' Student Loan Spread and Net Interest Income."

                                                           THREE MONTHS           SIX MONTHS
                                                               ENDED                 ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          1999       1998       1999       1998
                                                        --------   --------   --------   --------
ON-BALANCE SHEET
Adjusted student loan yields..........................     7.53%      8.12%      7.54%      8.15%
Consolidated loan rebate fees.........................     (.21)      (.24)      (.22)      (.24)
Offset fees...........................................     (.14)      (.11)      (.14)      (.11)
                                                        -------    -------    -------    -------
Student loan income...................................     7.18       7.77       7.18       7.80
Cost of funds.........................................    (5.12)     (5.50)     (5.10)     (5.54)
                                                        -------    -------    -------    -------
Student loan spread...................................     2.06%      2.27%      2.08%      2.26%
                                                        =======    =======    =======    =======
OFF-BALANCE SHEET
Servicing and securitization revenue..................     1.92%      1.50%      1.95%      1.50%
                                                        =======    =======    =======    =======
AVERAGE BALANCES
Student loans.........................................  $31,868    $27,642    $30,662    $28,563
Securitized loans.....................................   16,889     16,727     17,255     15,518
                                                        -------    -------    -------    -------
Managed student loans.................................  $48,757    $44,369    $47,917    $44,081
                                                        =======    =======    =======    =======

    The Company earns interest at the greater of the borrower's rate or a floating rate determined by reference to the average of the weekly auctions of the 91-day Treasury bills by the government, plus a fixed spread, which is dependent upon when the loan was originated. In all cases, the rate the borrower pays sets a minimum rate for determining the yield the Company earns on the loan. The Company generally finances its student loan portfolio with floating rate debt tied to the average of the 91-day Treasury bill auctions, either directly or through the use of derivative financial instruments, to mimic the interest rate characteristics of the student loans. Such borrowings, however, do not have minimum rates. As a result, in periods of declining interest rates, the portfolio of managed student loans may be earning at the minimum borrower rate while the Company's funding costs (exclusive of funding spreads) will generally decline along with Treasury bill rates. For loans where the borrower's interest rate is fixed to term, declining interest rates may benefit the spread earned on student loans for extended periods of time. For loans where the borrower's interest rate is reset annually, any benefit of a low interest rate environment will only enhance student loan spreads through the next annual reset of the borrowers' interest rates, which occurs on July 1 of each year. Assuming the decline in interest rates on the Company's floating rate debt exactly matched the decline in Treasury bill rates, then the effect of lower Treasury bill rates on the Company's on-balance sheet student loan spread, net of payments under Floor Interest Contracts (discussed below), was $25 million and $46 million for the three and six months ended June 30, 1999, respectively, of which $15 million and $28 million, respectively, is attributable to student loans with minimum borrower rates fixed to term and $10 million and $18 million, respectively, is attributable to student loans whose minimum borrower rates adjust annually on July 1. For the three and six months ended June 30, 1998, the Company earned $16 million and $28 million, respectively, from loans earning at the minimum borrower rate, of which $8 million and $15 million, respectively, was attributable to student loans whose minimum borrower rates were fixed to term and $8 million and $13 million, respectively, was attributable to those whose minimum borrower rates adjust annually on July 1.

    The decrease in the student loan spread for the three months ended June 30, 1999 versus the corresponding period is mainly due to higher funding spreads on the Company's debt along with higher premium amortization and higher offset fees, whose combined effect reduced the student loan spread by 32 basis points, partially offset by lower Treasury bill rates in 1999 that resulted in an increase of 8 basis points earned on loans earning at the minimum borrower rate. The decrease in the student loan spread for the six months ended June 30, 1999 versus the corresponding period is mainly due to higher funding spreads on the Company's debt along with higher premium amortization and higher offset fees, whose combined effect reduced the student loan spread by 26 basis points, partially offset by lower Treasury bill rates in 1999 that resulted in an increase of 9 basis points earned on loans earning at the minimum borrower rate. Lower consolidation lender fees and the restructuring of the Company's joint venture with Chase Manhattan Bank (the "Joint Venture") in December of 1998 also benefited the student loan spread.

    The following table analyzes the ability of the FFELP student loans in the Company's managed student loan portfolio to earn at the minimum borrower interest rate at June 30, 1999 and 1998, based on the last Treasury bill auctions of May 1998 and 1997 for variable rate loans (5.16 percent in both years) and based on the last Treasury bill auctions of June 1999 and 1998 for fixed rate loans (4.89 percent and 5.13 percent, respectively) which were applicable to those periods. Beginning on July 1, 1999 the minimum rate for variable rate loans was reset at 4.62% based on the last treasury bill auction in May 1999, at which time no variable rate loans were earning at the minimum rate.

                                                          JUNE 30, 1999                    JUNE 30, 1998
                                                  ------------------------------   ------------------------------
                                                   FIXED     VARIABLE    TOTAL      FIXED     VARIABLE    TOTAL
                                                  --------   --------   --------   --------   --------   --------
Student loans eligible to earn at the minimum
  borrower rate.................................   $12.5      $ 27.9     $ 40.4     $13.4      $ 22.3     $ 35.7
Less notional amount of floor interest
  contracts.....................................    (3.8)      (16.7)     (20.5)     (5.9)      (18.6)     (24.5)
                                                   -----      ------     ------     -----      ------     ------
Net student loans eligible to earn at the
  minimum borrower rate.........................   $ 8.7      $ 11.2     $ 19.9     $ 7.5      $  3.7     $ 11.2
                                                   =====      ======     ======     =====      ======     ======
Net student loans earning at the minimum
  borrower rate.................................   $ 5.7      $ 11.1     $ 16.8     $ 4.9      $   --     $  4.9
                                                   =====      ======     ======     =====      ======     ======

STUDENT LOAN FLOOR INTEREST CONTRACTS

    Periodically the Company and third parties have entered into contracts to monetize the value of the minimum borrower interest rate feature of its portfolio of FFELP student loans. These contracts are referred to as "Floor Interest Contracts" under which the Company receives an upfront payment and agrees to pay the difference between: (i) the minimum borrower interest rate less the applicable Special Allowance Payment ("SAP") rate (the "Strike Rate") and (ii) the average of the 91-day Treasury bill rates over the period of the contract. If the Strike Rate is less than the average of the Treasury bill rates, then no payment is required. These upfront payments are being amortized over the average life of the contracts. Floor Interest Contracts sold on loans where the borrower rate is reset annually have historically been sold through the next reset date, a period of one year or less, while Floor Interest Contracts sold on loans where the borrower rate is fixed to term have been sold for multi-year periods. The $3.8 billion of outstanding fixed borrower rate Floor Interest Contracts at June 30, 1999 have expiration dates through the year 2003, while the $16.7 billion of annually reset borrower rate contracts outstanding at June 30, 1999 expire on July 1, 1999.

    For the three months ended June 30, 1999 and 1998, the amortization of the upfront payments received from the sale of Floor Interest Contracts with annually reset borrower rates was $12 million and $9 million, respectively. For the six months ended June 30, 1999 and 1998, the amortization of the upfront payments received from the sale of Floor Interest Contracts with annually reset borrower rates was $20 million and $14 million, respectively.

PROVISION FOR LOSSES

    The provision for losses for the three months ended June 30, 1999 and 1998 included $7 million for potential losses on the non-federally insured portfolio versus none in the year-ago quarter, and $6 million and $2 million, respectively, for potential losses due to risk-sharing and other claims on FFELP loans. The provision for losses for the six months ended June 30, 1999 and 1998 included $11 million and $8 million, respectively, for potential losses on the non-federally insured portfolio and $10 million and $4 million, respectively, for potential losses due to risk sharing and other claims on FFELP loans. Management believes that the provision for losses is adequate to cover anticipated losses. However, this evaluation is inherently subjective as it requires material estimates that may be susceptible to significant changes.

ON-BALANCE SHEET FUNDING COSTS

    The Company's borrowings are generally variable rate indexed principally to the 91-day Treasury bill rate. The following table summarizes the average balance of on-balance sheet debt (by index, after giving effect to the impact of interest rate swaps) for the three and six months ended June 30, 1999 and 1998.

                                        THREE MONTHS
                                       ENDED JUNE 30,                             SIX MONTHS ENDED JUNE 30,
                        ---------------------------------------------   ---------------------------------------------
                                1999                    1998                    1999                    1998
                        ---------------------   ---------------------   ---------------------   ---------------------
                         AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE     AVERAGE
                         BALANCE      RATE       BALANCE      RATE       BALANCE      RATE       BALANCE      RATE
                        ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Treasury bill,
  principally
  91-day..............   $28,466       5.18%     $27,925       5.49%     $28,496       5.14%     $28,528       5.52%
LIBOR.................     2,517       4.86        4,915       5.52        2,529       4.92        4,954       5.57
Discount notes........     4,924       4.76        1,160       5.46        4,062       4.78        2,012       5.50
Fixed.................       868       6.03          641       7.11          871       6.07          645       7.15
Zero coupon...........       151      11.14          138      11.14          149      11.14          138      11.13
Other.................       864       4.74          944       5.56          875       4.75          941       5.51
                         -------      -----      -------      -----      -------      -----      -------      -----
Total.................   $37,790       5.15%     $35,723       5.57%     $36,982       5.14%     $37,218       5.60%
                         =======      =====      =======      =====      =======      =====      =======      =====

    The following table details the spreads for the Company's Treasury bill indexed borrowings and London Interbank Offered Rate ("LIBOR") indexed borrowings:

                                                                     THREE
                                                                    MONTHS              SIX MONTHS
                                                                     ENDED                 ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
INDEXED BORROWINGS                                              1999       1998       1999       1998
------------------                                            --------   --------   --------   --------
TREASURY BILL
Weighted average Treasury bill..............................    4.71%      5.25%      4.70%      5.27%
Borrowing spread............................................     .47        .24        .44        .25
                                                                ----       ----       ----       ----
Weighted average borrowing rate.............................    5.18%      5.49%      5.14%      5.52%
                                                                ====       ====       ====       ====
LIBOR
Weighted average LIBOR......................................    5.08%      5.76%      5.16%      5.81%
Borrowing spread............................................    (.22)      (.24)      (.24)      (.24)
                                                                ----       ----       ----       ----
Weighted average borrowing rate.............................    4.86%      5.52%      4.92%      5.57%
                                                                ====       ====       ====       ====

SECURITIZATION PROGRAM

    During the second quarter of 1999, conditions in the global financial markets improved to a point such that management believed it was economically feasible for the Company to reenter the securitization market. Accordingly, the Company securitized $1.0 billion of student loans and recorded a pre-tax securitization gain of $8 million, which was .79 percent of the portfolio securitized. In the second quarter of 1998 the Company securitized $3.0 billion of student loans and recognized a pre-tax securitization gain of $57 million, which was 1.89 percent of the portfolio securitized. The decrease in the 1999 second quarter securitization gain as a percentage of loans securitized is mainly due to portfolio characteristics and the higher financing spreads in the 1999 transaction. The adverse financial market conditions, which first arose in August 1998 after the Russian bond default, persisted through the first quarter of 1999. The Company did not complete a securitization during that period. In the first six months of 1998, the Company completed two securitization transactions in which it securitized $6.0 billion of student loans and recorded a pre-tax securitization gain of $117 million or 1.95 percent of the portfolios securitized.

SERVICING AND SECURITIZATION REVENUE

    The following table summarizes the components of servicing and securitization revenue:

                                                                     THREE
                                                                    MONTHS              SIX MONTHS
                                                                     ENDED                 ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
                                                                1999       1998       1999       1998
                                                              --------   --------   --------   --------
Servicing revenue less amortization of servicing asset......    $38        $39        $ 78       $ 72
Securitization revenue......................................     43         24          89         43
                                                                ---        ---        ----       ----
Total servicing and securitization revenue..................    $81        $63        $167       $115
                                                                ===        ===        ====       ====

    In the three and six months ended June 30, 1999, servicing and securitization revenue was 1.92 percent and 1.95 percent, respectively, of average securitized loans versus 1.50 percent and 1.50 percent, respectively, in the corresponding year ago periods. The Company's securitized loan portfolios benefit from declining Treasury bill rates in a manner similar to the on-balance sheet portfolio of student loans. The increase in securitization revenue in the three months ended June 30, 1999 versus 1998 is due to the decline in Treasury bill rates, which increased securitization revenue by $16 million over the three months ended June 30, 1998 as more loans were earning at the minimum borrower rate. For the six months ended June 30, 1999 the decline in Treasury bill rates increased securitization revenue by $36 million over the six months ended
June 30, 1998. The increase in securitization revenue in the three months ended June 30, 1999 is also due to the increase in the average balance of the interest residual to $708 million from $593 million in the three months ended June 30, 1998. For the six months ended June 30, 1999 the average balance of the interest residual increased to $714 million from $538 million in the six months ended June 30, 1998. The increase in servicing revenue for the six months ended
June 30, 1999 versus 1998 is mainly due to the increase in the average balance of securitized student loans to $17.3 billion in 1999, from $15.5 billion in 1998.

OTHER INCOME

    Exclusive of gains on sales of student loans and servicing and securitization revenue, other income totaled $22 million and $26 million for the three months ended June 30, 1999 and 1998, respectively, and $42 million and $48 million for the six months ended June 30, 1999 and 1998, respectively. The decrease in other income in 1999 versus 1998 can be attributed to lower servicing fees from the Joint Venture as a result of the restructuring in the fourth quarter of 1998. Under the terms of the restructuring, the student loans are no longer co-owned in the Joint Venture by the Company and Chase and serviced by the Company for a fee. Instead, the Company now purchases all loans originated by Chase. As of June 30, 1999, the $5.0 billion of loans owned jointly by the Company and Chase in the Joint Venture at the time of the restructuring have been sold to the Company. The decrease in other income from reduced servicing fees was partially offset by $8 million and $16 million, respectively, in late fee revenues earned in the three and six months ended June 30, 1999 versus none in the corresponding year-ago periods as the Company began assessing late fees in the second half of 1998.

OPERATING EXPENSES

    In the three months ended June 30, 1999 and 1998, total operating expenses were $86 million and $94 million, respectively, or as a percentage of managed student loans .71 percent and .85 percent, respectively. For the six months ended June 30, 1999 and 1998, total operating expenses were $173 million and $185 million, respectively, or as a percentage of managed student loans
 .73 percent and .84 percent, respectively. The decrease in operating expenses, both in absolute terms and as a percentage of managed student loans was due principally to lower servicing costs as a result of the closing of two satellite servicing centers in the second quarter of 1998, for which the Company took a $9 million charge, and to cost savings attained through the ongoing servicing center reconfiguration.

STUDENT LOAN PURCHASES

                                                               THREE MONTHS           SIX MONTHS
                                                                   ENDED                 ENDED
                                                                 JUNE 30,              JUNE 30,
                                                            -------------------   -------------------
                                                              1999       1998       1999       1998
                                                            --------   --------   --------   --------
Exports, origination and servicing clients................   $2,529     $1,095     $4,776     $2,522
Other commitment clients..................................      288        264        565        614
Spot purchases............................................       34        185         73        212
Consolidations............................................      391          6        542         65
Other.....................................................      249        206        495        439
                                                             ------     ------     ------     ------
Total.....................................................   $3,491     $1,756     $6,451     $3,852
                                                             ======     ======     ======     ======

    For the three months ended June 30, 1999, the Company purchased
$3.49 billion of student loans compared with $1.76 billion in the year-ago period. For the six months ended June 30, 1999, the Company purchased
$6.45 billion of student loans compared with $3.85 billion in the year-ago period. As mentioned above, in the fourth quarter of 1998, the Company restructured the Joint Venture and now purchases all loans originated by Chase. The purchases in the first half of 1999 include $1.6 billion of loans in the Joint Venture that were previously funded by Chase's half of the participations. The Company purchased $.6 billion of such loans in the second quarter.

    In the three and six months ended June 30, 1999, $480 million and $2.2 billion, respectively, of student loans were originated and transferred to the Company's ExportSS system versus $484 million and $2.2 billion, respectively, in the corresponding year-ago periods. The pipeline of loans currently serviced and committed for purchase by the Company was $3.1 billion at June 30, 1999 versus and $3.4 billion at June 30, 1998.

    The Department of Education offers existing FFELP borrowers the opportunity to refinance FFELP loans into Federal Direct Student Loan Program ("FDSLP") loans. During the three months ended June 30, 1999 and 1998, approximately $287 million and $119 million, respectively, of the Company's managed student loans were accepted for refinancing into the FDSLP. During the six months ended June 30, 1999 and 1998, approximately $599 million and $186 million, respectively, of the Company's managed student loans were accepted for refinancing into the FDSLP. The increase in the number of loans accepted for refinancing into the FDSLP is due to legislation that allowed borrowers to consolidate student loans into the FDSLP at advantageous rates through January 31, 1999. Applications to these borrowers will continue to be processed through the third quarter of 1999. In connection with this increase in consolidations, the Company increased its provision for losses at December 31, 1998 by $10 million.

    The following table summarizes the activity in the Company's managed portfolio of student loans for the three and six months ended June 30, 1999 and 1998.

                                                           THREE MONTHS           SIX MONTHS
                                                               ENDED                 ENDED
                                                             JUNE 30,              JUNE 30,
                                                        -------------------   -------------------
                                                          1999       1998       1999       1998
                                                        --------   --------   --------   --------
BEGINNING BALANCE.....................................  $47,523    $44,200    $46,192    $43,547
Purchases.............................................    3,491      1,756      6,451      3,852
Capitalized interest on securitized loans.............       94         79        200        170
Repayments, claims, other.............................   (1,330)    (1,375)    (2,628)    (2,812)
Loans consolidated away from the Company..............     (391)      (170)      (828)      (267)
                                                        -------    -------    -------    -------
Ending balance........................................  $49,387    $44,490    $49,387    $44,490
                                                        =======    =======    =======    =======

PRO-FORMA STATEMENTS OF INCOME

    Under GAAP, the Company's securitization transactions have been treated as sales. At the time of sale, in accordance with Statement of Financial Accounting Standards No. 125 ("SFAS 125"), the Company records a gain equal to the present value of the estimated future net cash flows from the portfolio of loans sold. Interest earned on the interest residual and fees earned for servicing the loan portfolios are recognized over the life of the securitization transaction as servicing and securitization revenue. Under SFAS 125, income recognition is effectively accelerated through the recognition of a gain at the time of sale while the ultimate realization of such income remains dependent on the actual performance, over time, of the loans that were securitized.

    Management believes that, in addition to results of operations as reported in accordance with GAAP, another important performance measure is pro-forma results of operations under the assumptions that the securitization transactions are financings and that the securitized student loans were not sold. The following pro-forma statements of income present the Company's results of operations under those assumptions. As such, no gain on sale or subsequent servicing and securitization revenue is recognized. Instead, the earnings of the student loans in the trusts and related financing costs are reflected over the life of the underlying pool of loans. Management refers to these pro-forma results as "cash basis" statements of income. Management monitors the periodic "cash basis" earnings of the Company's managed student loan portfolio and believes that they assist in a better understanding of the Company's student loan business.

    The following table presents the "cash basis" statements of income and reconciliations to GAAP net income as reflected in the Company's consolidated statements of income.

                                                THREE MONTHS
                                                    ENDED           SIX MONTHS ENDED
                                                  JUNE 30,              JUNE 30,
                                             -------------------   -------------------
                                              1999       1998       1999       1998
                                              -----      -----     -------    -------
"CASH BASIS" STATEMENTS OF INCOME:
Insured student loans......................   $ 891      $ 860     $ 1,743    $ 1,705
Advances/Facilities/Investments............      88        128         183        273
                                              -----      -----     -------    -------
Total interest income......................     979        988       1,926      1,978
Interest expense...........................    (713)      (746)     (1,405)    (1,498)
                                              -----      -----     -------    -------
Net interest income........................     266        242         521        480
Less: provision for losses.................      17          7          29         20
                                              -----      -----     -------    -------
Net interest income after provision for         249        235         492        460
  losses...................................
                                              -----      -----     -------    -------
OTHER INCOME:
  Gains on sales of student loans..........      --         --          --         --
  Servicing and securitization revenue.....      --         --          --         --
  Gains on sales of securities.............       1          4           1          6
  Other....................................      21         22          42         41
                                              -----      -----     -------    -------
Total other income.........................      22         26          43         47
Total operating expenses...................      86         94         173        185
                                              -----      -----     -------    -------
Income before taxes and minority interest       185        167         362        322
  in earnings of subsidiary................
Income taxes...............................      58         52         114        100
Minority interest in earnings of                  3          2           6          5
  subsidiary...............................
                                              -----      -----     -------    -------
"Cash basis" net income....................   $ 124      $ 113     $   242    $   217
                                              =====      =====     =======    =======
"Cash basis" diluted earnings per share....   $ .75      $ .66     $  1.47    $  1.26
                                              =====      =====     =======    =======

                                                THREE MONTHS
                                                    ENDED           SIX MONTHS ENDED
                                                  JUNE 30,              JUNE 30,
                                             -------------------   -------------------
                                              1999       1998       1999       1998
                                              -----      -----     -------    -------
RECONCILIATION OF GAAP NET INCOME TO "CASH
  BASIS" NET INCOME:
GAAP net income............................   $ 124      $ 144     $   237    $   283
                                              -----      -----     -------    -------
"Cash basis" adjustments:
  Gains on sales of student loans..........      (8)       (57)         (8)      (117)
  Servicing and securitization revenue.....     (81)       (63)       (167)      (116)
  Net interest income......................      93         76         190        139
  Provision for losses.....................      (4)        (5)         (8)        (8)
                                              -----      -----     -------    -------
Total "cash basis" adjustments.............      --        (49)          7       (102)
Net tax effect (A).........................      --         18          (2)        36
                                              -----      -----     -------    -------
"Cash basis" net income....................   $ 124      $ 113     $   242    $   217
                                              =====      =====     =======    =======

------------------------

(A) Such tax effect is based upon the Company's marginal tax rate for the respective period.

"CASH BASIS" STUDENT LOAN SPREAD AND NET INTEREST INCOME

    The following table analyzes the reported earnings from the Company's portfolio of managed student loans, which includes those on-balance sheet and those off-balance sheet in securitization trusts. The line captioned "Adjusted student loan yields" reflects contractual student-loan yields adjusted for the amortization of premiums paid to purchase loan portfolios and the estimated costs of borrower benefits.

                                        THREE MONTHS ENDED     SIX MONTHS ENDED
                                             JUNE 30,              JUNE 30,
                                        -------------------   -------------------
                                         1999       1998       1999       1998
                                        -------    -------    -------    -------
Adjusted student loan yields..........     7.54%      7.96%      7.55%      8.00%
Consolidated loan rebate fees.........     (.15)      (.15)      (.15)      (.16)
Offset fees...........................     (.09)      (.07)      (.09)      (.07)
                                        -------    -------    -------    -------
Student loan income...................     7.30       7.74       7.31       7.77
Cost of funds.........................    (5.18)     (5.63)     (5.17)     (5.66)
                                        -------    -------    -------    -------
Student loan spread...................     2.12%      2.11%      2.14%      2.11%
                                        =======    =======    =======    =======
AVERAGE BALANCES
Managed student loans.................  $48,757    $44,369    $47,917    $44,081
                                        =======    =======    =======    =======

    The Company earns interest at the greater of the borrower's rate or a floating rate determined by reference to the average of the weekly auctions of the 91-day Treasury bills by the government, plus a fixed spread, which is dependent upon when the loan was originated. In all cases, the rate the borrower pays sets a minimum rate for determining the yield the Company earns on the loan. The Company generally finances its student loan portfolio with floating rate debt tied to the average of the 91-day Treasury bill auctions, either directly or through the use of derivative financial instruments, to mimic the interest rate characteristics of the student loans. Such borrowings, however, do not have minimum rates. As a result, in periods of declining interest rates, the portfolio of managed student loans may be earning at the minimum borrower rate while the Company's funding costs (exclusive of funding spreads) will generally decline along with Treasury bill rates. For loans where the borrower's interest rate is fixed to term, declining interest rates may benefit the spread earned on student loans for extended periods of time. For loans where the borrower's interest rate is reset annually, any benefit of a low interest rate environment will only enhance student loan spreads through the next annual reset of the borrowers interest rates, which occurs on July 1 of each year. Assuming the decline in interest rates on the Company's floating rate debt exactly matched the decline in Treasury bill rates, then the effect of lower Treasury bill rates on the Company's "cash basis" student loan spread, net of payments under Floor Interest Contracts (discussed below), was $43 million and $84 million for the three and six months ended June 30, 1999, respectively, of which, $18 million and $34 million, respectively, is attributable to student loans with minimum borrower rates fixed to term and $25 million and $50 million, respectively, is attributable to student loans whose minimum borrower rate adjusts annually on July 1.

    The increase in the three and six months ended June 30, 1999 "cash basis" student loan spread versus the year ago period is mainly due to the lower Treasury bill rates in 1999 which resulted in an increase of 19 and 21 basis points, respectively, earned from loans earning at the minimum borrower rate. The student loan spread also benefited from the restructuring of the Joint Venture. These increases in the spread were offset by an increase in financing spreads, relative to the Treasury bill rates in 1999 versus 1998, higher loan premium amortization and higher offset fees. The combined effect of higher funding costs along with higher loan premium amortization and offset fees was a decrease in the student loan spread of 21 and 16 basis points for the three and six months ended June 30, 1999, respectively. The increase in financing costs was mainly due to wider on-balance sheet financing

    For the three and six months ended June 30, 1999, the amortization of the upfront payments received from the sale of Floor Interest Contracts with annually reset borrower rates was $14 million and $23 million, respectively, versus $9 million and $14 million, respectively, for the three and six months ended June 30, 1998. At June 30, 1999, the unamortized balance of upfront payments received from the sale of fixed borrower rate Floor Interest Contracts totaled $29 million. There was no unamortized balance of upfront payments received on annually reset borrower rate contracts

    In the three months ended June 30, 1999, "cash basis" net interest income was $266 million compared with $242 million in the year-ago period. In the six months ended June 30, 1999, "cash basis" net interest income was $521 million compared with $480 million in the year-ago period. The increase in net interest income earned in the three and six months ended June 30, 1999 versus the year ago periods was due to the increase in the student loan spread discussed above, the increase in the average balance of managed student loans, and the increase in student loans as a percentage of average earning assets.

FEDERAL AND STATE TAXES

    The Company maintains a portfolio of tax-advantaged assets principally to support education-related financing activities. That portfolio was primarily responsible for the decrease in the effective federal income tax rate from the statutory rate of 35 percent to 32 percent for each of the three and six month periods ended June 30, 1999 and 1998. The Student Loan Marketing Association, a wholly-owned subsidiary of the Company, and a government-sponsored enterprise (the "GSE"), is exempt from all state, local and District of Columbia income, franchise, sales and use, personal property and other taxes, except for real property taxes. However, this tax exemption applies only to the GSE and does not apply to the Company or its other operating subsidiaries, that are subject to taxation at the state and local level. State taxes were immaterial in the three and six months ended June 30, 1999 and 1998 as the majority of the Company's business activities were conducted in the GSE.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of Preferred Stock for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth our capitalization at June 30, 1999 and as adjusted to reflect the sale of the Preferred Stock offered by this Prospectus Supplement, assuming no exercise of the underwriters' option to purchase additional shares of the Preferred Stock. You should read this table along with our financial statements and accompanying notes incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Amounts are in thousands, except per share amounts.

                                                                    JUNE 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Borrowed funds:
  Short-term borrowings.....................................  $32,030,251   $32,030,251
  Long-term borrowings......................................    5,929,143     5,929,143
                                                              -----------   -----------
    Total borrowed funds....................................   37,959,394    37,959,394
                                                              -----------   -----------

Stockholders' equity:
  Preferred stock, Series A, par value $.20 per share,
    20,000,000 shares authorized, 3,000,000 shares issued,
    as adjusted.............................................           --           600
  Common stock, par value $.20 per share, 250,000,000 shares
    authorized, 184,976,111 shares issued...................       36,995        36,995
  Additional paid-in capital................................       34,964       181,214(a)
  Unrealized gains on investment, net of tax................      330,973       330,973
  Retained earnings.........................................    1,249,278     1,249,278
                                                              -----------   -----------
  Stockholders' equity before treasury stock................    1,652,210     1,799,060
  Common stock held in treasury at cost, 24,068,203
    shares..................................................      992,827       992,827
                                                              -----------   -----------
Total stockholders' equity..................................      659,383       806,233
                                                              -----------   -----------

Total capitalization........................................  $38,618,777   $38,765,627
                                                              ===========   ===========

------------------------

(a) Includes the capitalization of the estimated issuance costs of $3.15 million for the sale of the Preferred Stock offered by this Prospectus Supplement.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial and other operating information of the Company on a consolidated basis. The selected financial data in the table is derived from the consolidated financial statements of the Company. You should read this table in conjunction with the financial statements and accompanying notes incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Amounts for the six month periods ended
June 30, 1998 and 1999 are unaudited. Per share amounts refer to shares of common stock. Amounts in the following table are in millions, except per share amounts.

                                            SIX MONTHS ENDED                         YEARS ENDED
                                                JUNE 30,                             DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Net interest income......................  $   330    $   341    $   651    $   781    $   894    $   908    $   982
Net income...............................      237        283        501        508        409        356        410
Basic earnings per share.................     1.46       1.67       2.99       2.80       2.10       1.51       1.47
Diluted earnings per share...............     1.44       1.64       2.95       2.78       2.09       1.51       1.47
Dividends per share......................      .30        .28        .57        .52        .47        .43        .41
Return on stockholders' equity...........      75%         94%        81%        65%        50%        29%        28%
Net interest margin......................     1.89       1.94       1.93       1.80       1.96       1.85       2.14
Return on assets.........................     1.30       1.53       1.41       1.12        .86        .69        .85
Dividend payout ratio....................       21         17         19         19         22         29         28
Average equity/average assets............     1.65       1.54       1.65       1.64       1.66       2.28       2.96

BALANCE SHEET DATA:
Student loans............................  $31,820    $25,506    $28,283    $29,443    $33,696    $34,285    $30,571
Total assets.............................   39,859     35,163     37,210     39,832     47,572     49,951     53,161
Total borrowings.........................   37,959     33,231     35,399     37,717     45,124     47,530     50,335
Stockholders' equity.....................      659        630        654        675        834        867      1,388
Book value per share.....................     4.10       3.76       3.98       3.89       4.44       4.29       5.39

OTHER DATA:
Securitized student loans outstanding....  $17,567    $18,984    $17,909    $14,104    $ 6,263    $   954    $    --
Total managed assets.....................   57,426     54,147     55,119     53,936     53,835     50,905     53,161
Percentage of student loans insured by
  government.............................       95         94         94         95         97         98         97

PRO FORMA RESULTS (1):
  "Cash basis" net interest income.......  $   521    $   480    $   986    $   969    $   982    $   908    $   982
  "Cash basis" net income................      242        217        449        345        395        356        410
  "Cash basis" diluted earnings per
    share................................     1.47       1.26       2.64       1.89       2.02       1.51       1.47
  "Cash basis" net interest margin.......     1.99       1.89       1.93%      1.81%      1.98%      1.85%      2.14%
  "Cash basis" return on assets..........      .90        .83        .85        .62        .77        .69        .85

--------------------------

(1) The pro-forma results present the Company's results of operations under the assumption that the securitization transactions are financings and that the securitized student loans were not sold. As such, no gain on sale or subsequent servicing and securitization revenue is recognized. Instead, the earnings of the student loans in the trusts and related financing costs are reflected over the life of the underlying pool of loans. Management refers to these pro-forma results as "cash basis" results. Management monitors the periodic "cash basis" results of the Company's managed student loan portfolio and believes that they assist in a better understanding of the Company's student loan business.

                         DESCRIPTION OF PREFERRED STOCK

    The following description of the Preferred Stock supplements, and, to the extent inconsistent with the Prospectus or as expressly provided in this Prospectus Supplement, replaces the more general description of preferred stock that appears in the accompanying Prospectus. The following summarizes the material terms of the Preferred Stock, but does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and the form of the Certificate of Designation relating to the Preferred Stock, all of which have been or will be filed as exhibits to or incorporated by reference in the registration statement of which this Prospectus Supplement and the accompanying Prospectus is a part.

GENERAL

    The Series A Preferred Stock:

    - is a single series consisting of 3,000,000 shares (plus up to 450,000 additional shares issuable upon exercise of the underwriter's over-allotment option),

    - will not be convertible into shares of our common stock or any other securities,

    - will be fully paid and non-assessable,

    - is non-voting,

    - will confer no preemptive rights on its holders,

    - has no stated maturity, and

    - will not be subject to any sinking fund or mandatory redemption provision.

The Bank of New York will be the transfer agent, dividend disbursing agent and registrar for the Preferred Stock.

DIVIDENDS

    Dividends on shares of the Preferred Stock will not be mandatory. Holders of Preferred Stock will be entitled to receive cumulative, quarterly cash dividends. Dividends will accrue from but not include November 16, 1999 and will be payable on January 31, April 30, July 31 and October 31 of each year (each, a "Dividend Payment Date"), commencing January 31, 2000, at the annual rate of $3.485 per share, when, as and if declared by the Board of Directors in its sole discretion, out of funds legally available for dividend payments.

    Dividends payable on the Preferred Stock, including dividends payable for partial dividend periods, will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a "Business Day," the related dividend will be paid on the next Business Day with the same force and effect as though paid on the Dividend Payment Date through the date of actual payment. For these purposes, "Business Day" means a day other than:

    - a Saturday or a Sunday,

    - a day on which New York City banks are closed, or

    - a day on which our offices are closed.

    Dividends will be paid to holders of record on the record date fixed by the Board of Directors. The record date will not be earlier than 45 days or later than 10 days before the applicable Dividend Payment Date. If declared, the initial dividend, which will be for the period from but not including
November 16, 1999 through and including January 31, 2000, will be $0.7357 per share and will be payable on January 31, 2000. Thereafter, the "Dividend Period" relating to a Dividend

Payment Date will be the period from, but not including, the preceding Dividend Payment Date through and including the related Dividend Payment Date.

    The Preferred Stock will rank prior to our common stock, par value $0.20 per share (the "Common Stock"), or any other stock junior to the Preferred Stock, with respect to dividends, to the extent provided in the Certificate of Designation. We may not declare, pay or set apart for payment on the Common Stock or any other stock junior to the Preferred Stock any dividends unless we have declared and paid or set apart (or ordered to be set apart) full cumulative dividends on the Preferred Stock.

    We may not redeem, purchase or otherwise acquire for any consideration (or make any payment to or for a sinking fund for redemption of) any shares of Common Stock or any other stock ranking junior to or on a parity with the Preferred Stock as to dividends unless we have declared and paid or set apart (or ordered to be set apart) full cumulative dividends on the Preferred Stock. However, if we have already deposited any funds in any sinking fund with respect to any such stock in compliance with the provisions of the sinking fund, we may use those funds to purchase or redeem such stock in accordance with the terms of the sinking fund, regardless of whether we have paid or set apart for payment at the time of such application full cumulative dividends upon the Preferred Stock outstanding to the most recent Dividend Payment Date. Any such junior or parity stock or Common Stock may, however, be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

    Dividends on the Preferred Stock will be cumulative from the date of original issue. If we do not pay a dividend on the Preferred Stock, the holders of the Preferred Stock will have no claim arising from our non-payment so long as we pay no dividend on the Common Stock (or any other stock junior to the Preferred Stock).

    The Board of Directors, in its discretion, may choose to pay dividends on the Preferred Stock without paying any dividends on the Common Stock.

    We will not declare or pay or set apart for payment any dividends on any shares of the Preferred Stock if, at the same time, any arrears or default exists in the payment of dividends on any outstanding class or series of stock ranking prior to or on a parity with the Preferred Stock with respect to the payment of dividends. At the time we issue the Preferred Stock, no class or series of stock ranking prior to or on a parity with the Preferred Stock exists.

    Holders of shares of the Preferred Stock will not be entitled to any dividends, whether payable in cash or property, other than as described above and will not be entitled to interest, or any sum in lieu of interest, relating to any dividend payment.

CHANGES IN THE DIVIDENDS-RECEIVED PERCENTAGE

CHANGES BEFORE MAY 16, 2001

    If, prior to May 16, 2001, Congress enacts one or more amendments to the Code that reduce the percentage of the dividends-received deduction (currently 70 percent) as specified in section 243(a)(1) of the Code or any successor provision (the "Dividends-Received Percentage"), certain adjustments may be made as to the dividends payable by us on the Preferred Stock, and Post Declaration Date Dividends and Retroactive Dividends (as these terms are defined below) may become payable, as described below. If the amount of dividends payable per share of Preferred Stock is adjusted pursuant to the DRD Formula (as defined below) and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, we will give the holders of the Preferred Stock notice of each such adjustment and, if applicable, any Post Declaration Dividends and any Retroactive Dividends.

FORMULA FOR ADJUSTMENT

    The amount of each dividend payable (if declared) per share of Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying:

    - the amount of the dividend payable described above under "Dividends" (before adjustment) by

    - the number determined in accordance with the following formula (the "DRD Formula"):

                                   1 -.35 (1-.70)
                                  -----------------

                                   1--.35 (1--DRP)

and rounding the result to the nearest cent (with one-half cent rounded up).

    For the purposes of the DRD Formula, "DRP" means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; PROVIDED, HOWEVER, that if the Dividends-Received Percentage applicable to the dividend in question is less than 50%, then the DRP will equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction set forth in section 243(a)(1) of the Code or any successor provision, or a change in the percentage of the dividends-received deduction for certain categories of stock, which change applies to the Preferred Stock, will cause an adjustment.

    Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. Our calculation of the dividends payable as so adjusted shall be final and not subject to review, absent manifest error.

    If, as to any amendment to the Dividends-Received Percentage, we receive either:

    - an unqualified opinion of nationally recognized independent tax counsel that we select; or

    - a private letter ruling or similar form of authorization from the Internal Revenue Service (the "IRS")

to the effect that the amendment does not apply to a dividend payable on the Preferred Stock, then there will be no adjustment with respect to that dividend.

POST-DECLARATION DATE DIVIDENDS

    Notwithstanding the foregoing, if Congress enacts any amendment to the Code discussed above that reduces the Dividends-Received Percentage after we declare the dividend payable on a Dividend Payment Date but before we pay that dividend, the amount of the dividend payable on that Dividend Payment Date will not be increased. Instead, additional dividends (the "Post Declaration Date Dividends"), equal to the excess, if any of:

    - the product of the dividend that we pay on that Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage applicable to the dividend in question and .50) over

    - the dividend that we pay on that Dividend Payment Date,

will be payable (if declared) to holders of Preferred Stock on the record date for the next succeeding Dividend Payment Date, or, if we call the Preferred Stock for redemption prior to such record date, to holders of Preferred Stock on the applicable redemption date, as the case may be, in addition to any other amounts payable on that date.

    Notwithstanding the foregoing provisions, if, with respect to any such amendment, we receive either:

    - an unqualified opinion of nationally recognized independent tax counsel that we select or

    - a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a divided so payable on the Preferred Stock, then such amendment will not result in the payment of Post Declaration Date Dividends.

RETROACTIVE DIVIDENDS

    If Congress enacts any amendment to the Code that reduces the Dividends-Received Percentage and the reduction applies retroactively to a Dividend Payment Date for which we paid dividends on the Preferred Stock (each, an "Affected Dividend Payment Date"), we will pay (if declared) additional dividends (the "Retroactive Dividends") to holders of Preferred Stock on the record date applicable to the next succeeding Dividend Payment Date (or, if Congress enacts such amendment after we declare the dividend payable on that Dividend Payment Date, to Holders of Preferred Stock on the record date applicable to the second succeeding Dividend Payment Date following the date of enactment) in an amount equal to the excess of:

    - the product of the dividend we paid on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend Payment Date) over

    - the sum of the dividends we paid on each Affected Dividend Payment Date.

We will make only one payment of Retroactive Dividends for any such amendment.

    Notwithstanding the foregoing provisions, if, as to any such amendment, we receive either:

    - an unqualified opinion of nationally recognized independent tax counsel that we select or

    - a private letter ruling or similar form of authorization from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date.

    Any opinion of independent tax counsel described in "Changes in the Dividends-Received Percentage" must be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing that legislation.

AMENDMENTS ON OR AFTER MAY 16, 2001

    Notwithstanding any of the foregoing, we will make no adjustment in the dividends payable by us and no Post Declaration Date Dividends or Retroactive Dividends will be payable by us for the enactment of any amendment to the Code on or after May 16, 2001 that reduces the Dividends-Received Percentage.

OPTIONAL REDEMPTION

    We cannot redeem the Preferred Stock before November 16, 2009. On or after that date and subject to any further limitations that may be imposed by law, we may redeem the Preferred Stock:

    - in whole or in part,

    - at any time or from time to time,

    - out of funds legally available therefor,

    - at the redemption price of $50.00 per share plus accrued and unpaid dividends to, but not including, the date of the redemption (including any Post Declaration Date Dividends and Retroactive Dividends).

If we choose to redeem less than all of the outstanding shares of the Preferred Stock, we will select shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible) or by any other method that we in our sole discretion deem equitable.

    We will give notice of any redemption by mail to holders of the Preferred Stock not less than 30 days and not more than 60 days prior to the date we fix for that redemption. Each notice will state:

    - the number of shares of Preferred Stock being redeemed,

    - the redemption price,

    - the redemption date, and

    - the place at which a holder's certificate(s) representing shares of the Preferred Stock must be presented upon such redemption.

    Any notice that is so mailed shall be conclusively presumed to have been duly given, whether or not the stockholder received such notice. Our failure duly to give notice or any defect in any notice or in the mailing of any notice shall not affect the validity of the proceedings for the redemption of any other shares of Preferred Stock that are to be redeemed.

    If any redemption date is not a Business Day, then payment of the redemption price may be made on the next Business Day with the same force and effect as if made on the redemption date, and no interest, additional dividends or other sums will accrue on the amount payable from the redemption date to the next Business Day.

    From and after the redemption date, the shares of Preferred Stock called for redemption will no longer be deemed outstanding, and all rights of the stockholders as holders of the Preferred Stock will cease.

NO PREEMPTIVE RIGHTS AND NO CONVERSION

    No holder of the Preferred Stock will have any preemptive right to purchase or subscribe for any other shares, rights, options or other securities of any class of the Company that at any time we may sell or offer for sale. The holders of shares of Preferred Stock will have no right to convert their shares into or exchange their shares for any other class or series of our stock or obligations.

PREFERRED STOCK BOARD COMMITTEE; LIMITED RIGHTS TO VOTE AND ELECT BOARD
  OBSERVERS

    At the first regularly scheduled meeting of the board of directors after the issuance of the Preferred Stock, the board of directors shall form a committee of the board of directors whose purpose shall be to monitor and evaluate proposed actions of the Company that may impact the rights of holders of the Preferred Stock, including the payment of dividends on the Preferred Stock and to report to the board of directors thereon. The board of directors shall designate from among its independent directors (as defined by our bylaws or by New York Stock Exchange rules) at least three directors to serve on that committee. The committee shall meet at least once a year.

    Except as described below and under "Amendments", the holders of the Preferred Stock will not be entitled to vote. Whenever dividends on any shares of Preferred Stock are in arrears for four or more quarterly dividend periods, whether or not consecutive:

    - the holders of the Preferred Stock, voting together as a single class with all other classes or series of our capital stock with like voting rights which are exercisable and which are entitled to vote as a class with the Preferred Stock in the election of two observers to the board of directors, will be entitled to vote for the election of a total of two board observers:

    - at a special meeting called by an officer of the Company at the request of the holders of record of at least 10% of the outstanding Preferred Stock or by the holders of any such other class or series of our capital stock,

    - at each subsequent annual meeting of our stockholders,

until we have fully paid all dividends accumulated on the Preferred Stock for all prior dividend periods and the then current dividend period. The board observers will have no voting rights, but they will receive notice of all meetings of our board of directors and of the Preferred Stock committee of the Board described above, they may attend and speak at those meetings on all matters and they shall have the right to include statements in the minutes of such meetings.

    If and when we pay in full or declare (and set aside a sum sufficient to pay such dividends in full) full cumulative dividends on the Preferred Stock for all prior dividend periods and the then current dividend period, the right of holders of Preferred Stock to elect those two board observers will cease and, unless there are other classes and series of our capital stock upon with like voting rights which are exercisable, the observer rights of each of the two board observers so elected will immediately and automatically terminate.

    If one of our officers does not call a special meeting for the election of the board observers within 30 days after request by the holders of record of at least 10% of the outstanding shares of Preferred Stock, the requesting holders may designate a holder of Preferred Stock to call a meeting at our expense. We will pay all costs and expenses of calling and holding any meeting and of electing board observers as described above.

    The voting provisions described above will not apply if we redeem or call for redemption (and deposit sufficient funds in trust to effect such redemption) all outstanding shares of Preferred Stock at or before the time when the action that would otherwise require such a vote occurs or is taken.

    In any matter in which the holders of Preferred Stock are entitled to vote, including any action by written consent, each share of Preferred Stock shall be entitled to one vote, except that when shares of any other class or series of our capital stock have the right to vote with the Preferred Stock as a single class on any matter, the Preferred Stock and the shares of each such other class or series will have one vote for each $50.00 of liquidation preference (excluding accrued dividends).

LIQUIDATION RIGHTS

    Upon any voluntary or involuntary dissolution, liquidation or winding up of the Company,

    - after payment or provision for our liabilities and the expenses of that dissolution, liquidation or winding up,

    - the holders of the outstanding shares of the Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders,

    - before any payment or distribution is made on the Common Stock (or any other stock junior to the Preferred Stock), the amount of $50.00 per share plus accrued and unpaid dividends through and including the date of that liquidation payment. If we lack sufficient assets available for distribution to pay in full the aggregate amount payable to holders of the Preferred Stock and any other class or series of stock ranking on a parity upon liquidation with the Preferred Stock, the assets will be distributed to the holders of Preferred Stock and such parity stock pro rata, based on the amounts to which they are entitled.

    A consolidation, merger or combination of the Company with or into any other corporation or entity, or the sale of all or substantially all of our property or business is not a liquidation, dissolution or winding up for purposes of these provisions on liquidation rights.

ADDITIONAL CLASSES OR SERIES OF STOCK

    We have the right to create and issue additional classes or series of stock ranking on a parity with or junior to the Preferred Stock, as to dividends, liquidation or otherwise, without the consent of holders of the Preferred Stock. We may not, however, create and issue additional classes or series of stock ranking prior to the Preferred Stock as to dividends, liquidation or otherwise.

AMENDMENTS

    Without the consent of the holders of the Preferred Stock, we have the right to amend, alter, supplement or repeal any terms of the Preferred Stock:

    - to cure any ambiguity,

    - to correct or supplement any term that may be defective or inconsistent with any other terms, or

    - to make any other provisions so long as our action does not materially and adversely affect the rights, preferences, privileges or voting power of the holders of the Preferred Stock.

Otherwise, the terms of the Preferred Stock may be amended, altered, supplemented or repealed only with the consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock. On matters requiring their consent, holders of the Preferred Stock will be entitled to one vote per share.

NYSE

    We have applied to list the Preferred Stock on the NYSE. Approval of our application will be subject, among other things, to satisfactory distribution of the Preferred Stock. We expect that trading of the Preferred Stock on the NYSE will commence within 30 days after the initial delivery of the Preferred Stock.

                        U.S. FEDERAL INCOME TAX MATTERS

    The Preferred Stock and payments thereon are generally subject to taxation by the United States and other taxing jurisdictions to the same extent and in the same manner as stock of and payments thereon by any other corporation. The following discussion addresses the material U.S. federal income tax consequences that may result from ownership of the Preferred Stock by a U.S. person who holds the Preferred Stock as a capital asset. For this purpose, a U.S. person is:

    - an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

    - a corporation, partnership or other type of entity organized under the laws of the United States or any State (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations),

    - an estate whose income is subject to U.S. federal income tax regardless of its source, or

    - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date, that elect to continue to be treated as U.S. persons, also will be U.S. persons.

    This discussion does not purport to address all rules that may apply to you. You are encouraged to consult your own tax advisors regarding the U.S. federal, state, local and foreign tax considerations applicable to an investment in the Preferred Stock.

    This discussion reflects current U.S. federal income tax laws and regulations and administrative and judicial interpretations of those laws and regulations. Changes to any of these after the date of this Prospectus Supplement may affect the tax consequences described herein.

DIVIDENDS

CURRENT LAW

    Distributions on the Preferred Stock that we pay out of current or accumulated earnings and profits generally constitute dividends taxable as ordinary income. To the extent that the amount of any distribution we pay on a share of Preferred Stock exceeds the current or accumulated earnings and profits for U.S. federal income tax purposes attributable to that share, that excess will be treated first as a return of capital (rather than as ordinary income) and will be applied against and reduce the holder's adjusted tax basis in that share of Preferred Stock. Any such amount in excess of the holder's adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, we assume that dividends paid with respect to the Preferred Stock will constitute dividends for U.S. federal income tax purposes.

    Dividends received by corporations generally will be eligible for the dividends-received deduction. The dividends-received deduction is available only for dividends on stock held for more than 45 days (or more than 90 days in the case of a dividend on preferred stock attributable to periods aggregating in excess of 366 days), including the day of disposition but not the day of acquisition. This holding period must be satisfied during the 90-day period (180-day period in the case of a preferred stock dividend attributable to periods aggregating in excess of 366 days) beginning on the date which is 45
(90) days before the date on which the stock becomes ex-dividend with respect to the dividend. The length of time that a corporate stockholder is deemed to have held stock for these purposes is reduced for periods during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions.

    The amount of the dividends-received deduction generally will equal
70 percent of the amount of the dividends received. The amount may be reduced in some instances, including where a holder has indebtedness outstanding that is directly attributable to an investment in the Preferred Stock. For this purpose, indebtedness of a depository institution attributable to deposits received in the ordinary course of its business is not treated as indebtedness directly attributable to an investment in the Preferred Stock.

    For purposes of the corporate alternative minimum tax, alternative minimum taxable income is increased by 75 percent of the amount by which a corporation's adjusted current earnings exceeds its alternative minimum taxable income prior the addition of the applicable tax preference item. The amount of any dividend that is included in a corporate stockholder's adjusted current earnings will not be reduced by any dividends-received deduction otherwise allowable with respect to that dividend.

RECENT PROPOSAL

    On February 1, 1999, the Clinton Administration submitted to Congress a revenue proposal that would eliminate the dividends-received deduction for dividends on nonqualified preferred stock, as defined in section 351(g) of the Code. This proposal applies to nonqualified preferred stock issued on or after the date of enactment. It is not clear whether the Preferred Stock constitutes nonqualified preferred stock. It is impossible to predict whether Congress will enact this or a similar proposal and, if it is enacted, whether it will apply retroactively.

DISPOSITIONS, INCLUDING REDEMPTIONS

    Any sale, exchange, redemption (except as discussed below) or other disposition of the Preferred Stock generally will result in taxable gain or loss equal to the difference between the amount received and the stockholder's adjusted tax basis in the Preferred Stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Preferred Stock exceeds one year.

    A redemption of Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Preferred Stock, unless the redemption is "not essentially equivalent to a dividend" with respect to the holder within the meaning of section 302(b)(1) of the Code or meets certain other requirements of section 302(b) of the Code. In applying this standard, the holder must take into account not only the Preferred Stock and other stock of the Company that it owns directly, but also the Preferred Stock and other stock of the Company that it constructively owns within the meaning of section 318 of the Code.

    Because of the ambiguities in applying these rules, you should consult your own tax advisor to determine whether a redemption of Preferred Stock will be treated as a dividend or as payment in exchange for the Preferred Stock. If the redemption payment is treated as a dividend, the rules discussed above under "Dividends" apply.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Payments of dividends on shares of Preferred Stock held of record by U.S. persons other than corporations and other exempt holders are required to be reported to the IRS.

    Backup withholding of U.S. federal income tax at a rate of 31 percent may apply to payments made with respect to shares of Preferred Stock, as well as payments of proceeds from the sale of shares of Preferred Stock, to holders that are not "exempt recipients" and that fail to provide certain identifying information (such as the taxpayer identification number of the holder) in the manner required. Individuals generally are not exempt recipients. Corporations and certain other entities generally are exempt recipients.

                                  UNDERWRITING

    The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the Preferred Stock. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares of Preferred Stock indicated in the following table.

                      Underwriters                         Number of Shares
                      ------------                         ----------------
Goldman, Sachs & Co.....................................      1,800,000
Salomon Smith Barney Inc................................        600,000
CIBC World Markets Corp.................................        300,000
Prudential Securities Incorporated......................        300,000
                                                              ---------
  Total.................................................      3,000,000
                                                              =========

                               ------------------

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 450,000 shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                   Paid by the Company
                                   -------------------
                                                              No Exercise    Full Exercise
                                                              -----------    -------------
Per Share...................................................   $     1.00     $     1.00
Total.......................................................   $3,000,000     $3,450,000

    Shares sold by the Underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this Prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.60 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.25 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    The Preferred Stock is a new issue of securities with no established trading market. The Company has applied to list the Preferred Stock on the NYSE. The Company expects trading of the Preferred Stock on the NYSE to commence within a 30-day period after the initial delivery of the Preferred Stock. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Preferred Stock but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Preferred Stock.

    The Company has agreed with the Underwriters not to dispose of or hedge any of their Preferred Stock during the period from the date of this Prospectus continuing through the date 90 days after the date of this Prospectus, except with the prior written consent of the representatives.

    In connection with the offering, the Underwriters may purchase and sell shares of Preferred Stock on the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Preferred Stock while the offering is in progress.

    The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Preferred Stock. As a result, the price of the Preferred Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $150,000.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                    EXPERTS

    The financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference in this Prospectus Supplement have been audited for the fiscal years ended December 31, 1998 and December 31, 1997 by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon, and for the fiscal year ended December 31, 1996 by Ernst & Young LLP, independent auditors, as indicated in their report thereon, and are incorporated by reference in this Prospectus Supplement in reliance upon the authority of such firms as experts in accounting and auditing.

                                 LEGAL MATTERS

    Marianne M. Keler, who is our Senior Vice President and General Counsel, will issue an opinion about the validity of the Preferred Stock. As of November 1, 1999, Ms. Keler was the beneficial owner of 17,408 shares of Common Stock and options covering an additional 244,409 shares of Common Stock. Certain legal matters relating to the Preferred Stock will be passed upon for the Underwriters by Gibson, Dunn & Crutcher, LLP, San Francisco, California. Gibson, Dunn & Crutcher, LLP represents us in other legal matters.

                           FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement and the accompanying Prospectus and the information incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this Prospectus Supplement.

    You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements:

    - changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations that may reduce the volume, average term, costs and yields on education loans under the Federal Family Education Loan Program or result in loans being originated or refinanced under non-FFELP programs or affect the terms upon which banks and others agree to sell FFELP loans to us;

    - changes in the demand for educational financing or in financing preferences of educational institutions, students and their families, which could reduce demand for our products and services or increase our costs;

    - changes in the general interest rate environment and in the securitization markets for education loans, which could increase the costs or limit the availability of financings necessary to originate, purchase or carry education loans; and

    - interruptions in our operations or others' operations resulting from the inability of computers or other systems to process year 2000-related information, which could impact our liquidity and our ability to obtain, generate or process documents or payments that we receive from or are due to others.

PROSPECTUS


                            SLM HOLDING CORPORATION


                                  $600,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                                    WARRANTS

- This prospectus provides you with a general description of the securities we may offer. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

- We are registering shares of our common stock primarily to preserve our flexibility to deliver or sell shares of our common stock in connection with the settlement of privately negotiated equity forward purchase contracts. We also may issue common stock upon conversion, exercise or exchange of any debt securities, preferred stock or warrants.

- We are required to include the following legend:

              OBLIGATIONS OF SLM HOLDING CORPORATION AND ANY SUBSIDIARY OF SLM HOLDING CORPORATION ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES OF AMERICA, AND NEITHER SLM HOLDING CORPORATION NOR ANY SUBSIDIARY OF SLM HOLDING CORPORATION IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN STUDENT LOAN MARKETING ASSOCIATION) OR AN INSTRUMENTALITY OF THE UNITED STATES OF AMERICA.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   This prospectus is dated October 19, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About this Prospectus.......................................      2
Where You Can Find More Information.........................      2
Forward-Looking Statements..................................      3
SLM Holding Corporation.....................................      4
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................      4
Securities We May Offer.....................................      4
Additional Information......................................      5
Description of Debt Securities..............................      5
Description of Capital Stock................................     13
Description of Warrants.....................................     15
Plan of Distribution........................................     16
Legal Matters...............................................     17
Experts.....................................................     17

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell debt securities, preferred stock and warrants in one or more offerings up to a total dollar amount of $600,000,000. We may sell these securities either separately or in units. We may also issue common stock upon conversion, exchange or exercise of any of the securities mentioned above, and we may sell or deliver our common stock in connection with the settlement of privately negotiated equity forward or equity option transactions we have entered into or may enter into from time to time.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities we may offer under this prospectus. You can read that registration statement at the SEC's web site or at the SEC's offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file periodic reports, proxy statements and other information with the SEC. You may inspect and copy these reports and other information at the SEC's public reference facilities in Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549), Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048). You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http:// www.sec.gov. This site contains reports, proxy and information statements and other information about registrants that file electronically with the SEC. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc. (located at 20 Broad Street, New York, New York 10005), or at our web site at http://www.salliemae.com.

    We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. This registration statement contains additional information about us and our securities. You can inspect the registration statement and exhibits without charge at the SEC's office in Washington, D.C. (located at 450 Fifth Street, N.W.), and you may obtain copies from the SEC at prescribed rates.

    The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

    - our annual report on Form 10-K for the fiscal year ended December 31, 1998, which we filed on March 29, 1999 (File Number 1-13251);

    - our quarterly report on Form 10-Q for the quarterly period ended March 31, 1999, which we filed on May 14, 1999 (File Number 1-13251);

    - our quarterly report on Form 10-Q for the quarterly period ended June 30, 1999, which we filed on August 16, 1999 (File Number 1-13251);

    - our current report on Form 8-K, which we filed on June 3, 1999;

    - the description of our common stock in our Form 8-A, which we filed on August 7, 1997 and amended on July 27, 1999 (File Number 1-13251), and any amendments or reports filed for the purpose of updating this description; and

    - all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we sell all of the securities offered by this prospectus.

    You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Corporate Secretary
                            SLM Holding Corporation
                             11600 Sallie Mae Drive
                                Reston, VA 20193
                                 (703) 810-3000

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act . These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

    Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

    You should understand that the following important factors could cause our results to differ materially from those expressed in forward-looking statements:

    - changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations that may reduce the volume, average term, costs and yields on education loans under the Federal Family Education Loan Program or result in loans being originated or refinanced under non-FFELP programs or affect the terms upon which banks and others agree to sell FFELP loans to us;

    - changes in the demand for educational financing or in financing preferences of educational institutions, students and their families, which could reduce demand for our products and services or increase our costs;

    - changes in the general interest rate environment and in the securitization markets for education loans, which could increase the costs or limit the availability of financings necessary to originate, purchase or carry education loans; and

    - interruptions in our operations or others' operations resulting from the inability of computers or other systems to process year 2000-related information, which could impact our liquidity and our ability to obtain, generate or process documents or payments that we receive from or are due to others.

                            SLM HOLDING CORPORATION

    We were formed in 1997 in connection with the reorganization of the Student Loan Marketing Association under the Student Loan Marketing Association Reorganization Act of 1996. We do business under the name "Sallie Mae". Our principal business is financing and servicing education loans. We presently conduct a majority of this business through two wholly owned subsidiaries:
Student Loan Marketing Association, a government-sponsored enterprise chartered by an act of Congress, and Sallie Mae Servicing Corporation, a Delaware corporation. We are the largest non-governmental source of financing and servicing for education loans in the United States.

    Our principal executive offices are located at 11600 Sallie Mae Drive, Reston, VA 20193, and our telephone number is (703) 810-3000.

                                USE OF PROCEEDS

    Unless the applicable prospectus supplement states otherwise, we will use the net proceeds from the sale of the offered securities for general corporate purposes.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

    The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends for the five years ended December 31, 1998 and the six months ended June 30, 1998 and June 30, 1999.

                                                                                                                  SIX MONTHS
                                                                           YEARS ENDED                               ENDED
                                                                           DECEMBER 31,                            JUNE 30,
                                                                  ------------------------------              -------------------
                                                         1994       1995       1996       1997       1998       1998       1999
                                                       --------   --------   --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges and Preferred
  Stock Dividends (1)................................    1.27       1.16       1.22       1.29       1.37       1.39       1.36
Ratio of Earnings to Fixed Charges (1)...............    1.27       1.16       1.23       1.29       1.38       1.40       1.36

------------------------

(1) For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges less preferred stock dividends. Fixed charges represent interest expense plus the estimated interest component of net rental expense.

                            SECURITIES WE MAY OFFER

TYPES OF SECURITIES

    The types of securities that we may offer and sell from time to time by this prospectus are:

    - debt securities, which we may issue in one or more series;

    - preferred stock, which we may issue in one or more series;

    - common stock;

    - warrants entitling the holders to purchase common stock, preferred stock or debt securities;

    - warrants or other rights relating to foreign currency exchange rates; or

    - warrants for the purchase or sale of debt securities of, or guaranteed by, the United States government or its agencies, units of a stock index or a stock basket or a commodity or a unit of a commodity index.

    The aggregate initial offering price of all securities we sell will not exceed $600,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

                             ADDITIONAL INFORMATION

    We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities that we may offer in the future. Each prospectus supplement will include the following information:

    - the type and amount of securities that we propose to sell;

    - the initial public offering price of the securities;

    - the names of the underwriters or agents, if any, through or to which we will sell the securities;

    - the compensation, if any, of those underwriters or agents;

    - information about securities exchanges or automated quotation systems on which the securities will be listed or traded;

    - any material United States federal income tax considerations that apply to the securities; and

    - any other material information about the offering and sale of the securities.

                         DESCRIPTION OF DEBT SECURITIES

    This section discusses debt securities we may offer under this prospectus.

    We may issue debt securities under one or more indentures, entered into between us and Deutsche Bank, New York, New York, as trustee, or another trustee we choose that is qualified to act as trustee under the Trust Indenture Act of 1939. The indentures will be governed by the Trust Indenture Act.

    The following is a summary of the indentures. It does not restate the indentures entirely. We urge you to read the indentures. The indentures will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may inspect them at the office of the trustee, or as described under the heading "Where You Can Find More Information." References below to an "indenture" are references to the applicable indenture under which we issue a particular series of debt securities.

TERMS OF THE DEBT SECURITIES

    Our debt securities will be unsecured obligations of SLM Holding Corporation. We may issue them in one or more series. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. We will provide a prospectus supplement for each series of debt securities that will describe:

    - the title of the debt securities and their CUSIP numbers;

    - any limit upon the aggregate principal amount of the series of debt securities;

    - the date or dates on which principal and premium, if any, of the debt securities will be payable;

    - if the debt securities will bear interest:

       - the interest rate on the debt securities or the method by which the interest rate may be determined;

       - the date from which interest will accrue;

       - the record and interest payment dates for the debt securities; and

       - any circumstances under which we may defer interest payments;

    - the place or places where:

       - we can make payments on the debt securities;

       - the debt securities can be surrendered for registration of transfer or exchange; and

       - notices and demands can be given to us relating to the debt securities and under the applicable indenture, and where notices to holders pursuant to the applicable indenture will be published;

    - any optional redemption provisions that would permit us or the holders of debt securities to elect to redeem the debt securities before their final maturity;

    - any sinking fund provisions that would obligate us to redeem the debt securities;

    - whether any of the debt securities are to be issuable as registered securities, bearer securities or both, whether debt securities are to be issuable with or without coupons or both and, if issuable as bearer securities, the date as of which the bearer securities will be dated (if other than the date of original issuance of the first debt security of that series of like tenor and term to be issued);

    - whether all or part of the debt securities will be issued in whole or in part as temporary or permanent global securities and, if so, the depositary for those global securities and a description of any book-entry procedures relating to the global securities;

    - if we issue temporary global securities, any special provisions dealing with the payment of interest and any terms relating to the ability to exchange interests in a temporary global security for interests in a permanent global security or for definitive debt securities;

    - the denominations in which the debt securities will be issued, if other than $1,000 or an integral multiple of $1,000 in the case of registered securities or $5,000 in the case of bearer securities;

    - the portion of the principal amount of debt securities payable upon a declaration of acceleration of maturity, if other than the full principal amount;

    - the currency or currencies in which the debt securities will be denominated and payable and, if a composite currency, any related special provisions;

    - any circumstances under which the debt securities may be paid in a currency other than the currency in which the debt securities are denominated and any related provisions;

    - the manner in which principal, premium and interest on debt securities will be determined if they are determined with reference to an index based upon a currency or currencies other than that in which the debt securities are denominated or payable;

    - any events of default that will apply to the debt securities in addition to those contained in the applicable indenture;

    - any additions or changes to the covenants contained in the applicable indenture and the ability, if any, of the holders to waive our compliance with those additional or changed covenants;

    - whether the provisions described below under the heading "--Defeasance" apply to the debt securities;

    - the identity of the security registrar and paying agent for the debt securities if other than the applicable trustee and

    - any other terms of the debt securities.

COVENANTS CONTAINED IN INDENTURES

    In the indenture, we promise not to create or guarantee any debt for borrowed money that is secured by a lien on the capital stock of our wholly owned subsidiary, Student Loan Marketing Association, unless we also secure the debt securities on an equal or priority basis with the other secured debt. Our promise, however, is subject to an important exception: we may secure debt for borrowed money with liens on that stock without securing the debt securities if our board of directors determines that the liens do not materially detract from or interfere with the then-present value or control of that stock.

    Except as noted above, the indenture does not restrict our ability to put liens on our interests in our subsidiaries other than Student Loan Marketing Association, and it does not restrict our ability to sell or otherwise dispose of our interests in any of our subsidiaries, including Student Loan Marketing Association.

CONSOLIDATION, MERGER OR SALE

    The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

    - the resulting or acquiring entity, if other than us, is organized and existing under the laws of a domestic jurisdiction and assumes all of our responsibilities and liabilities under the applicable indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

    - immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists; and

    - we deliver to the trustee an officers' certificate and an opinion of counsel stating that the transactions comply with these conditions.

    If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, the successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease of all or substantially all of our properties, we will be released from all our liabilities and obligations under the indenture and under the debt securities.

EVENTS OF DEFAULT AND REMEDIES

    An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

    - default for 30 days in payment of any installment of interest on any debt security of that series beyond any applicable grace period;

    - default in payment of the principal of or premium, if any, on any of the debt securities of that series when due;

    - default for 60 days after notice in the observance or performance of any other covenants in the indenture or applicable supplemental indenture relating to that series;

    - our bankruptcy, insolvency or reorganization; and

    - any other event of default provided with respect to debt securities of any series.

    The indenture will provide that the trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal, premium, if any, or interest, if any, with respect to a series of debt securities, if the trustee considers it in the interest of the holders of that series of debt securities to do so.

    The indenture will provide that if any event of default (other than our bankruptcy, insolvency or reorganization) has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of all series of debt securities then outstanding affected by any such event of default, acting together as a single class, may declare the principal amount of and all accrued but unpaid interest on all the debt securities of those series to be due and payable immediately. If our bankruptcy, insolvency or reorganization causes an event of default, the principal amount of and all accrued but unpaid interest on all series of debt securities that are affected by the event of default will be immediately due and payable without any declaration or action by the trustee or the holders. The holders of a majority in principal amount of the debt securities of all series then outstanding that are affected by an event of default, acting as a single class, by written notice to the trustee and to us, may waive any past default, other than any event of default in payment of principal or interest or in respect of an indenture provision that may be amended only with the consent of the holder of each affected debt security. Holders of a majority in principal amount of debt securities of any series affected by an event of default that were entitled to declare the event of default may rescind and annul the declaration and its consequences if the recission will not conflict with any judgment or decree for payment of money due that has been obtained by the trustee.

    The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture.

DEFEASANCE

    DEFEASANCE AND DISCHARGE. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of that indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if:

    - we deposit with the trustee, in trust, sufficient money or, if the debt securities of that series are denominated and payable in U.S. dollars only, eligible instruments, to pay the principal, any interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates the payments are due under the indenture and the terms of the debt securities;

    - we deliver to the trustee an opinion of counsel that states that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if no deposit had been made; and

    - if the debt securities of that series are listed on any domestic or foreign securities exchange, the debt securities will not be delisted as a result of the deposit.

    When we use the term "eligible instruments" in this section, we mean monetary assets, money market instruments and securities that are payable in dollars only and are essentially risk free as to collection of principal and interest, including:

    - direct obligations of the United States backed by the full faith and credit of the United States; or

    - any obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States if the timely payment of the obligation is unconditionally guaranteed as a full faith and credit obligation by the United States.

    In the event that we deposit money and/or eligible instruments in trust and discharge our obligations under a series of debt securities as described above, then:

    - the indenture will no longer apply to the debt securities of that series; but certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities, to maintain paying agencies and the trust funds and to pay additional amounts, if any, required as a result of U.S. withholding taxes imposed on payments to non-U.S. persons will continue to apply; and

    - holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and any interest on the debt securities of that series.

    DEFEASANCE OF COVENANTS AND EVENTS OF DEFAULT. At the time that we establish a series of debt securities under the applicable indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of that indenture. If we so provide and we make the deposit and deliver the opinion of counsel described above in this section under the heading "--Defeasance and Discharge" we will not have to comply with any covenant we designate when we establish the series of debt securities.

    In the event of a covenant defeasance, our obligations under the applicable indenture and the debt securities, other than with respect to the covenants specifically referred to above, will remain in effect.

    If we exercise our option not to comply with any covenant and the debt securities of the series become immediately due and payable because an event of default has occurred, other than as a result of an event of default related to a covenant that is subject to defeasance, the amount of money and/or eligible instruments on deposit with the applicable trustee will be sufficient to pay the principal, any interest, any premium and any other sums, due on the debt securities of that series, such as sinking fund payments, on the date the payments are due under the applicable indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. We would remain liable, however, for the balance of the payments.

REGISTRATION AND TRANSFER

    Unless we indicate otherwise in the applicable prospectus supplement, we will issue debt securities only as registered securities without coupons. Debt securities that we issue as bearer securities will have interest coupons attached, unless we indicate otherwise in the applicable prospectus supplement.

    With respect to registered securities, we will keep or cause to be kept a register in which we will provide for the registration of registered securities and the registration of transfers of registered securities. We will appoint a "security registrar," and we may appoint any "co-security registrar," to keep the security register.

    Upon surrender for registration of transfer of any registered security of any series at our office or agency maintained for that purpose in a place of payment for that series, we will execute one or more new registered securities of that series in any authorized denominations, with the same aggregate principal amount and terms. At the option of the holder, a holder may exchange registered securities of any series for other registered securities of that series, or bearer securities (along with all necessary related coupons) of any series for registered securities of the same series. Registered securities will not be exchangeable for bearer securities in any event.

    We will agree in the indenture that we will maintain in each place of payment for any series of debt securities an office or agency where:

    - any debt securities of each series may be presented or surrendered for payment;

    - any registered securities of that series may be surrendered for registration of transfer;

    - debt securities of that series may be surrendered for exchange or conversion; and

    - notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

    We will not charge holders for any registration of transfer or exchange of debt securities. We may require holders to pay for any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange, other than exchanges expressly provided in the indenture to be made at our own expense or without expense or without charge to the holders.

GLOBAL SECURITIES

    We may issue debt securities of a series, in whole or in part, in the form of one or more global securities, registered in the name of Cede & Co., the nominee of The Depository Trust Company, New York, New York, unless the prospectus supplement describes another depositary or states that no global securities will be issued. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole by:

    - DTC to its nominee;

    - DTC's nominee to the depositary or another nominee of the depositary; or

    - DTC or any nominee to a successor depositary or any nominee of that successor.

    Upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the principal amount of the securities represented by the global security to accounts of institutions that have accounts with DTC. Institutions that have accounts with DTC are referred to as "participants." The accounts to be credited will be designated by the agents, or by us if we sell the securities directly. Owners of beneficial interests in a global security that are not participants or persons that may hold through participants but desire to purchase, sell or otherwise transfer ownership of the securities by book-entry on the records of DTC may do so only through participants and persons that may hold through participants. Because DTC can only act on behalf of participants and persons that may hold through participants, the ability of an owner of a beneficial interest in a global security to pledge securities to persons or entities that do not participate in the book-entry and transfer system of DTC, or otherwise take actions in respect of the securities, may be limited. In addition, the laws of some states require that some purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair a purchaser's ability to transfer beneficial interests in a global security.

    So long as DTC, or its nominee, is the registered owner of a global security, DTC or its nominee will be considered the sole owner or holder of the securities represented by the global security for all purposes under the indenture. Generally, owners of beneficial interest in a global security will not be entitled to have securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture.

    Principal and interest payments on securities registered in the name of DTC or its nominee will be made to DTC or its nominee as the registered owner of a global security. Neither we, the trustee, any paying agent nor the security registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    We expect that DTC, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of a global security as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name," and will be the responsibility of such participants. Owners of beneficial interests in a global security that hold through DTC under a book-entry format (as opposed to holding certificates directly) may experience some delay in the receipt of interest payments since DTC will forward payments to its participants, which in turn will forward them to persons that hold through participants.

    If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us or DTC within ninety days, we will issue securities in definitive registered form in exchange for a global security. In addition, either we or DTC may at any time, in our sole discretion, determine not to have the securities represented by a global security and, in that event, we will issue securities in definitive registered form in exchange for the global security. In either instance, an owner of a beneficial interest in a global security will be entitled to have securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the securities in definitive form.

    DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC's book-entry system is also available to others, including banks, brokers, dealers and trust companies, that clear through or maintain a custodian relationship with a participant, whether directly or indirectly.

    DTC has also advised us that DTC management is aware that some computer applications, systems and the like for processing data that depend on calendar dates, including dates before, on and after

January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its computer systems, as they relate to the timely payment of distributions, including principal and income payments, to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, DTC's ability to perform properly its services also depends upon other parties, including but not limited to issuers, issuer's agents, third-party vendors from whom DTC licenses software and hardware and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting, and will continue to contact, third-party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant; and to determine the extent of their efforts for Year 2000 remediation, and, as appropriate, testing, of their services. In addition, DTC is in the process of developing contingency plans it deems appropriate.

    DTC has advised us that the above information with respect to DTC's Year 2000 efforts has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

PAYMENT AND PAYING AGENTS

    Unless we indicate otherwise in a prospectus supplement:

    - we will maintain an office or agency in each place of payment for any series of debt securities where debt securities of that series may be presented or surrendered for payment; we may also from time to time designate one or more other offices or agencies where debt securities of one or more series may be presented or surrendered for payment and may appoint one or more paying agents for the payment of debt securities, in one or more other cities, and may from time to time rescind these designations and appointments;

    - at our option, we may pay any interest by check mailed to the address of the person entitled to payment as that address appears in the applicable security register kept by us or by wire transfer; and

    - we will pay any installment of interest on registered securities to the person in whose name the debt security is registered at the close of business on the regular record date for that payment.

    The holder of any coupon relating to a bearer security will be entitled to receive the interest payable on that coupon upon presentation and surrender of the coupon on or after the interest payment date of the coupon. We will not make payment with respect to any bearer security at any of our offices or agencies in the United States, by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

MODIFICATION AND AMENDMENT

    Some of our rights and obligations and some of the rights of holders of the debt securities may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of all series of debt securities affected by the modification or amendment, acting as one class. The following modifications and amendments, however, will not be effective against any holder without its consent:

    - a change in the stated maturity date of any payment of principal or interest;

    - a reduction in payments due on the debt securities;

    - a change in the place of payment or currency in which any payment on the debt securities is payable;

    - a limitation of a holder's right to sue us for the enforcement of payments due on the debt securities;

    - a change in the ranking or priority of any debt securities;

    - a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the applicable indenture or required to consent to a waiver of compliance with certain provisions of the applicable indenture or past defaults under the applicable indenture;

    - a reduction in the requirements contained in the applicable indenture for quorum or voting;

    - a limitation of a holder's right, if any, to repayment of debt securities at the holder's option; and

    - a modification of any of the foregoing requirements contained in the applicable indenture.

CONCERNING THE TRUSTEE

    Deutsche Bank, the trustee, provides and may continue to provide various services to us in the ordinary course of its business. The indenture will contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in specified cases or to realize on property received in respect of any claim as security or otherwise. The indenture will permit the trustee to engage in other transactions; but if it acquires any conflicting interest, it must eliminate the conflict or resign.

    The indenture will provide that in case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The laws of the State of New York will govern the indenture and the debt securities.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock is 250,000,000 shares of common stock, $.20 par value, and 20,000,000 shares of preferred stock, no par value. As of June 30, 1999, 160,907,908 shares of our common stock and no shares of our preferred stock were outstanding.

COMMON STOCK

    We are registering shares of our common stock primarily to preserve our flexibility to deliver or sell shares of our common stock in connection with the settlement of privately negotiated equity forward purchase contracts. We may also issue common stock upon conversion, exercise or exchange of any debt securities, preferred stock or warrants.

    Our common stock is described in our registration statement on Form 8-A, which we filed with the SEC on August 7, 1997, as amended by our Form 8-A/A, which we filed with the SEC on July 27, 1999. These documents are incorporated by reference into this prospectus.

    We will distribute a prospectus supplement with regard to each issue of common stock. Each prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in our Form 8-A, as amended, that will not apply to that common stock.

PREFERRED STOCK

    We may issue preferred stock in one or more series with any rights and preferences that may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement will describe, as to the series of preferred stock to which it relates:

    - the title of the series of preferred stock;

    - any limit upon the number of shares of the series of preferred stock that may be issued;

    - the preference, if any, to which holders of the series of preferred stock will be entitled upon our liquidation;

    - the date or dates, if any, on which we will be required or permitted to redeem the preferred stock;

    - the terms, if any, on which we or holders of the preferred stock will have the option to cause the preferred stock to be redeemed or purchased;

    - the voting rights, if any, of the holders of the preferred stock;

    - the dividends, if any, that will be payable with regard to the series of preferred stock, which may be fixed dividends or participating dividends, and may be cumulative or non-cumulative;

    - the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

    - any provisions by which we will be required or permitted to make payments to a sinking fund to be used to redeem preferred stock, or a purchase fund to be used to purchase preferred stock; and

    - any other material terms of the preferred stock.

    Any or all of these rights may be greater than the rights of the holders of common stock.

    Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. The terms of the preferred stock that might be issued could conceivably prohibit us from:

    - consummating a merger;

    - reorganizing;

    - selling substantially all of our assets;

    - liquidating; or

    - engaging in other extraordinary corporate transactions without shareholder approval.

    Preferred stock could therefore be issued with terms calculated to delay, defer or prevent a change in our control or to make it more difficult to remove our management. Our issuance of preferred stock may have the effect of decreasing the market price of the common stock.

                            DESCRIPTION OF WARRANTS

    We may issue:

    - warrants for the purchase of debt securities, preferred stock, common stock or units of two or more of these types of securities;

    - currency warrants, which are warrants or other rights relating to foreign currency exchange rates; or

    - index warrants, which are warrants for the purchase or sale of debt securities of, or guaranteed by, the United States government or its agencies, units of a stock index or a stock basket or a commodity or a unit of a commodity index.

    Warrants may be issued independently or together with debt securities, preferred stock or common stock, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants.

    We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe:

    - in the case of warrants to purchase debt securities, the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of the warrants, and the price at which you may purchase the debt securities upon exercise;

    - in the case of warrants to purchase preferred stock, the designation, number of shares, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants, and the price at which you may purchase shares of preferred stock of that series upon exercise;

    - in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of the warrants and the price at which you may purchase shares of common stock upon exercise;

    - in the case of currency warrants, the designation, aggregate principal amount, whether the currency warrants are put or call currency warrants or both, the formula for determining any cash settlement value, exercise procedures and conditions, the date on which your right to exercise the currency warrants commences and the date on which your right expires, and any other terms of the currency warrants;

    - in the case of index warrants, the designation, aggregate principal amount, the procedures and conditions relating to the exercise of the index warrants, the date on which your right to exercise the index warrants commences and the date on which your right expires, the national securities exchange on which the index warrants will be listed, if any, and any other material terms of the index warrants;

    - in the case of warrants to purchase units of two or more securities, the type, number and terms of the units purchasable upon exercise of the warrants and the price at which you may purchase units upon exercise;

    - the period during which you may exercise the warrants;

    - any provision adjusting the securities that may be purchased on exercise of the warrants, and the exercise price of the warrants, to prevent dilution or otherwise;

    - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

    - any other material terms of the warrants.

    Unless we provide otherwise in the applicable prospectus supplement, warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only, and will be issued in registered form only. The exercise price for warrants will be subject to adjustment as described in the applicable prospectus supplement.

    Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the securities purchasable upon exercise, including:

    - in the case of warrants for the purchase of debt securities, the right to receive payments of principal of or any premium or interest on the debt securities purchasable upon exercise, or to enforce covenants in the applicable indenture; or

    - in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

    We may sell any of the securities being offered by this prospectus separately or together:

    - through agents;

    - to or through underwriters;

    - through dealers;

    - through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - in exchange for our outstanding indebtedness;

    - directly to purchasers, through a specific bidding, auction or other process; or

    - through a combination of any of these methods of sale.

    If the securities offered under this prospectus are issued in exchange for our outstanding securities, the applicable prospectus supplement will describe the terms of the exchange, and the identity and the terms of sale of the securities offered under this prospectus by the selling security holders.

    The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices that may be changed, at market prices prevailing at the time of sale or prices related to prevailing market prices or at negotiated prices.

    Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

    If we utilize an underwriter or underwriters in the sale of securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of securities. We will describe any of these activities in the prospectus supplement.

    If a dealer is utilized in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

    We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process, if utilized.

    Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may be our customers, or engage in transactions with or perform services for us and our subsidiaries in the ordinary course of business.

    No securities may be sold under this prospectus without delivery (in paper format, in electronic format on the Internet, or both) of the applicable prospectus supplement describing the method and terms of the offering.

                                 LEGAL MATTERS

    Marianne M. Keler, Esq., who is our Senior Vice President and General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities offered by this prospectus. Ms. Keler owns shares of our common stock and holds stock options and stock-based awards under our compensation and management incentive plans. She may receive additional awards under these plans in the future. Certain legal matters will be passed upon for any underwriters or agents by Gibson, Dunn & Crutcher LLP, San Francisco, California. Gibson, Dunn & Crutcher LLP represents us in other legal matters.

                                    EXPERTS

    The financial statements and schedules included in our annual report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated by reference in this prospectus have been audited for the fiscal years ended December 31, 1998 and December 31, 1997 by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon, and for the fiscal year ended December 31, 1996 by Ernst & Young LLP, independent auditors, as indicated in their report thereon, and are incorporated by reference in this prospectus and registration statement in reliance upon the authority of such firms as experts in accounting and auditing.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                   Page
                                                 --------
Where You Can Find More Information............     S-2
Offering Summary...............................     S-4
Summary Selected Financial Data................     S-6
The Company....................................     S-7
Recent Developments............................     S-8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     S-9
Use of Proceeds................................    S-21
Capitalization.................................    S-22
Selected Financial Data........................    S-23
Description of Preferred Stock.................    S-24
U.S. Federal Income Tax Matters................    S-30
Underwriting...................................    S-33
Experts........................................    S-34
Legal Matters..................................    S-34
Forward-Looking Statements.....................    S-34
                       Prospectus

About this Prospectus..........................       2
Where You Can Find More Information............       2
Forward-Looking Statements.....................       3
SLM Holding Corporation........................       4
Use of Proceeds................................       4
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends....................       4
Securities We May Offer........................       4
Additional Information.........................       5
Description of Debt Securities.................       5
Description of Capital Stock...................      13
Description of Warrants........................      15
Plan of Distribution...........................      16
Legal Matters..................................      17
Experts........................................      17

                                3,000,000 Shares

                            SLM HOLDING CORPORATION
             6.97% Cumulative Redeemable Preferred Stock, Series A

                                ----------------

                             PROSPECTUS SUPPLEMENT

                                ----------------

                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                               CIBC WORLD MARKETS
                             PRUDENTIAL SECURITIES

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